Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

GOODMAN NETWORKS INCORPORATED,

MANATEE MERGER SUB CORPORATION

and

MULTIBAND CORPORATION,

dated as of

May 21, 2013

Execution Version

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-ii-

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Exhibit List

Exhibit A	Articles of Incorporation of Surviving Corporation

Exhibit B	Bylaws of Surviving Corporation

Exhibit C	Form of Warrant Termination Agreement

-iv-

Execution Version

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 21, 2013, is hereby entered into by and among Goodman Networks Incorporated, a Texas corporation (“Parent”), Manatee Merger Sub Corporation, a Minnesota corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Multiband Corporation, a Minnesota corporation (the “Company”). Capitalized terms used herein shall have the meanings set forth in Section 10.1 hereof.

RECITALS

WHEREAS, the respective boards of directors of Parent and Merger Sub each have approved, and declared it advisable to consummate, the acquisition of the Company by Merger Sub by means of a merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”), unanimously (i) has determined that the Merger is advisable and in the best interests of the Company and its shareholders, (ii) has approved this Agreement, the plan of merger (as such term is used in Section 302A.611 of the Minnesota Business Corporation Act (the “MBCA”)) contained in this Agreement (the “Plan of Merger”) and the Merger upon the terms and subject to the conditions set forth in this Agreement and (iii) is recommending that the Company’s shareholders approve the Merger and adopt the Plan of Merger, as applicable;

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each issued and outstanding share of common stock, no par value, of the Company (the “Company Common Stock”), except Excluded Shares (as defined herein) and Dissenting Shares (as defined herein), will be converted into the right to receive the Common Share Merger Consideration;

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each issued and outstanding Preferred Share, except Preferred Shares held by holders who comply with the provisions of the MBCA regarding the right of shareholders to dissent from the Merger, will be converted into the right to receive the Preferred Liquidation Consideration; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement (including the Merger, the “Transactions”) and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, upon the terms and subject to the conditions of this Agreement, the parties to this Agreement agree as follows:

Article I.

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MBCA, at the Effective Time, (a) Merger Sub will be merged with and into the Company, and (b) the separate corporate existence of Merger Sub will cease. Following the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will succeed to and assume all of the rights and obligations of Merger Sub in accordance with the MBCA.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place as soon as reasonably practicable, but in no event later than the second Business Day, after the satisfaction or waiver of all of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of such conditions) (the “Closing Date”), at 10:00 a.m. Dallas time at the offices of Haynes and Boone, LLP, 2323 Victory Avenue, Suite 700, Dallas, Texas 75219, unless another date or place is agreed to in writing by the parties to this Agreement.

Section 1.3 Effective Time. The Merger shall become effective when the articles of merger (the “Articles of Merger”), executed in accordance with the relevant provisions of the MBCA, are filed with the Secretary of State of the State of Minnesota; provided, however, that, upon the mutual consent of Merger Sub and the Company, the Articles of Merger may provide for a later date or time of effectiveness of the Merger (the date and time of the filing of the Articles of Merger with the Secretary of State of the State of Minnesota, or such later time as is specified in the Articles of Merger and as agreed to by Parent and the Company, being the “Effective Time”). The filing of the Articles of Merger shall be made on the Closing Date.

Section 1.4 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the MBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation. For all purposes, all of the document deliveries and other actions to occur at the Closing will be conclusively presumed to have occurred at the same time, immediately prior to the Effective Time, unless otherwise specifically set forth in the applicable document.

Section 1.5 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the Articles of Incorporation of the Company, as amended, shall be amended to read in the form attached hereto as Exhibit A and, as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.

(b) At the Effective Time, the Bylaws of the Company, as amended, shall be amended to read in the form attached hereto as Exhibit B and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the articles of incorporation of the Surviving Corporation and applicable Law.

Section 1.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation. At the Effective Time, the directors of the Surviving Corporation shall appoint James L. Mandel as the Chief Executive Officer of the Surviving Corporation and Steve M. Bell as the Chief Financial Officer of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

Article II.

EFFECT OF THE MERGER ON Equity Interests

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action required on the part of Parent, Merger Sub, the Company or the holders of Equity Interests or the holders of securities of Parent, Merger Sub or the Company, the following shall occur:

(a) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will thereafter be converted into and represent one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Merger Sub common stock will evidence ownership of such shares of common stock of the Surviving Corporation.

(b) Each Equity Interest held by the Company (in the treasury or otherwise) and each Equity Interest owned by Parent, any direct or indirect wholly-owned Subsidiary of Parent or any Affiliate of Parent (collectively, the “Excluded Shares”) immediately prior to the Effective Time shall be canceled and extinguished and shall cease to exist, and no payment or other consideration shall be made with respect to such Equity Interest.

(c) Each Common Share issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and any Dissenting Shares) shall be canceled and extinguished and shall be converted into the right to receive $3.25 per Common Share in cash, less applicable Taxes, if any, required to be withheld with respect to such payment, payable to the holder of such Common Share, without interest (the “Common Share Merger Consideration” and, together with the Preferred Liquidation Consideration, the Company Restricted Share Consideration and the Option Consideration, the “Merger Consideration”). All such Common Shares, when so converted, will no longer be outstanding and automatically will be canceled and extinguished and shall cease to exist.

(d) Each Preferred Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be canceled and extinguished and shall be converted into the right to receive a cash payment in accordance with the terms of the applicable certificate of designation as follows (the payments made pursuant to this Section 2.1(d) shall be referred to herein collectively as the “Preferred Liquidation Consideration”):

(i) The holder of each issued and outstanding share of Class A Preferred Stock shall be entitled to receive a cash payment equal to the Per Share Class A Liquidation Payment in exchange for each such share.

(ii) The holder of each issued and outstanding share of Class C Preferred Stock shall be entitled to receive a cash payment equal to the Per Share Class C Liquidation Payment in exchange for each such share.

(iii) The holder of each issued and outstanding share of Class F Preferred Stock shall be entitled to receive a cash payment equal to the Per Share Class F Liquidation Payment in exchange for each such share.

Upon such conversion, all such Preferred Shares shall no longer be outstanding and shall automatically be canceled and retired. As of the date of this Agreement, there are no outstanding shares of Class B Cumulative Convertible Preferred Stock, Class D Cumulative Convertible Preferred Stock, Class E Preferred Stock, Class G Convertible Preferred Stock, Series H Convertible Preferred Stock, Series I Convertible Preferred Stock, or Series J Convertible Preferred Stock.

(e) Each holder of a Share or Shares (other than any Excluded Shares and any Dissenting Shares) will cease to have any rights with respect to such Share or Shares, except the right to receive the Merger Consideration for such Share or Shares, upon surrender of the certificate formerly representing such Share or Shares (a “Certificate”), subject to the provisions of Section 2.7, and, in the case of uncertificated Shares (the “Uncertificated Shares”), the book entry transfer of such Share or Shares, upon receipt by the Paying Agent of evidence of transfer as the Paying Agent may reasonably request, each in the manner provided in Section 2.2.

Section 2.2 Payment; Surrender; Stock Transfer Books.

(a) Before the Effective Time, Parent shall designate, at its election, the Company’s transfer agent or another bank or trust company reasonably acceptable to the Company to act as agent for the Surviving Corporation in connection with the Merger (the “Paying Agent”) to receive the funds necessary to make the payments contemplated by Section 2.1 and Section 2.3 pursuant to procedures reasonably acceptable to the Company. At the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent in a separate account for the benefit of holders of Shares (other than the Dissenting Shares and Excluded Shares) (the “Payment Fund”) the aggregate consideration to which such holders shall be entitled at the Effective Time pursuant to Section 2.1 and Section 2.3, as applicable. If, for any reason, the cash in the Payment Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by Parent hereunder pursuant to Section 2.1 and Section 2.3, Parent shall promptly deposit, or cause to be deposited, cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(b) As soon as reasonably practicable after the Effective Time, but in any event no later than five (5) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Shares which were converted into the right to receive the Merger Consideration pursuant to Section 2.1 and Section 2.3 (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Shares will pass, only upon delivery of the Certificate or Certificates representing such Shares to the Paying Agent or, with respect to Uncertificated Shares, book entry transfer of the Uncertificated Shares to Paying Agent, and will be in such form and have such other provisions as the Company and Merger Sub may reasonably specify) and (ii) instructions for use in surrendering Certificates or transferring the Uncertificated Shares in exchange for the Merger Consideration. Each holder of a Certificate or Certificates or an Uncertificated Share or Uncertificated Shares may thereafter, until the first anniversary of the Effective Time, surrender any such Certificate or Certificates to the Paying Agent under cover of the letter of transmittal or transfer any such Uncertificated Shares by book entry transfer of such Uncertificated Share or Uncertificated Shares upon receipt by the Paying Agent of evidence of transfer as the Paying Agent may reasonably request (each a “Valid Transfer”). Upon the completion of a Valid Transfer on or before the first anniversary of the Effective Time, Paying Agent shall, and Parent shall cause the Paying Agent to, pay the holder of such Shares cash in an amount equal to the Merger Consideration, less any Taxes required to be withheld and without interest, to which such holder is entitled pursuant to Section 2.1 and Section 2.3. Until so surrendered, each Certificate (other than Certificates representing Dissenting Shares and Excluded Shares) or Uncertificated Share will represent solely the right to receive the aggregate Merger Consideration relating to such Shares.

(c) If payment of the Merger Consideration in respect of canceled Shares is to be made to a Person other than the Person in whose name a surrendered Certificate or the transferred Uncertificated Share is registered, it will be a condition to such payment that (i) either the Certificate so surrendered will be properly endorsed or otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer Taxes or other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate or Uncertificated Share surrendered or shall have established to the satisfaction of Merger Sub or the Paying Agent that such Tax either has been paid or is not applicable. The Merger Consideration paid upon the surrender for exchange of Certificates or transfer of Uncertificated Shares in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates or such Uncertificated Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions, in each case with a record date (i) prior to the Effective Time that may have been declared or made by the Company on such Shares in accordance with the terms of this Agreement or (ii) prior to the date of this Agreement, and in each case which remain unpaid at the Effective Time.

(d) At the Effective Time, the stock transfer books of the Company will be closed and there will not be any further registration of transfers of any shares of the Company’s capital stock thereafter on the records of the Company. From and after the Effective Time, the holders of Shares will cease to have any rights with respect to any such Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they will be canceled and exchanged for Merger Consideration as provided in this Article II. Except for interest required to be paid with respect to Dissenting Shares pursuant to the MBCA, no interest will accrue or be paid on any cash payable to holders of Shares pursuant to the provisions of this Article II.

(e) Promptly following the date of the first anniversary of the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any cash (including any interest received with respect to such cash) that had been made available to the Paying Agent and that, as of the date of the first anniversary of the Effective Time, has not been disbursed to holders of Certificates or Uncertificated Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors of the Surviving Corporation with respect to the Merger Consideration payable upon due surrender of their Certificates or transfer of their Uncertificated Shares, without any interest on and less any Taxes required to be withheld from such Merger Consideration. Notwithstanding the foregoing, neither Parent, nor the Surviving Corporation nor the Paying Agent will be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Notwithstanding any provision in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares, and from amounts payable pursuant to Section 2.3, such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any other provision of U.S. federal, state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity by Parent, the Surviving Corporation or the Paying Agent, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

Section 2.3 Treatment of the Stock Plans; Warrants.

(a) At the Effective Time, each then-outstanding and unexercised option to purchase Common Shares under the Director Stock Plan (each a “Director Option”), whether vested or unvested, by virtue of the Merger and without any action on the part of the holder thereof, shall become fully vested, and shall automatically be canceled, and shall be converted into and thereafter represent only the right to receive, in settlement thereof, a cash payment, less any applicable Taxes required to be withheld and without interest, equal to the product, if a positive number, of (i) the excess, if any, of the Common Share Merger Consideration over the per share exercise price of such Director Option and (ii) the number of Common Shares subject to such Director Option (the “Director Option Consideration”); provided, however, that any Director Option for which the per share exercise price equals or exceeds the Common Share Merger Consideration shall terminate and be canceled without any payment in respect thereof.

(b) At the Effective Time, each then-outstanding and unexercised option to purchase Common Shares under the Employee Stock Plan (each an “Employee Option”), whether vested or unvested, by virtue of the Merger and without any action on the part of the holder thereof, shall become fully vested, and shall automatically be canceled, and shall be converted into and thereafter represent only the right to receive, in settlement thereof, a cash payment, less any applicable Taxes required to be withheld and without interest, equal to the greater of (i) the product, if a positive number, of (A) the excess, if any, of the Common Share Merger Consideration over the per share exercise price of such Employee Option and (B) the number of Common Shares subject to such Employee Option and (ii) the product of (A) $0.50 and (B) the number of Common Shares subject to such Employee Option (the “Employee Option Consideration” and, together with the Director Option Consideration, the “Option Consideration”) (the Employee Options and the Director Options are referred to collectively herein as the “Options”).

(c) At the Effective Time, each then-outstanding restricted share of Company Common Stock granted under the Company Stock Plans (each a “Company Restricted Share”) subject to restrictions immediately prior to the Effective Time (whether vested or unvested), by virtue of the Merger and without any action on the part of the holder thereof, shall become fully vested and no longer subject to any restrictions, and then shall automatically be canceled, and shall be converted into and thereafter represent only the right to receive, in settlement thereof, a cash payment, less any applicable Taxes required to be withheld and without interest, equal to the Common Share Merger Consideration (the “Company Restricted Share Consideration”).

(d) All amounts payable pursuant to this Section 2.3 shall be subject to any required withholding of Taxes and shall be paid without interest. Parent shall, or shall cause the Surviving Corporation to, pay to holders of the Options and the Company Restricted Shares, the Option Consideration or Company Restricted Share Consideration, as applicable, as soon as practicable after the Effective Time and in any case no later than fifteen (15) Business Days thereafter. Parent may, in its discretion, cause the amounts payable pursuant to this Section 2.3 to holders of Options or Company Restricted Shares to be delivered through the Company’s ordinary payroll system in lieu of delivering a check or making a wire transfer to such holder.

(e) Prior to the Effective Time, the Company shall use commercially reasonable efforts to obtain all necessary consents or releases from the holders of Options and Company Restricted Shares granted under the Company Stock Plans and take all such other lawful action as may be necessary (which includes satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act, without incurring any liability in connection therewith) to provide for and give effect to the transactions contemplated by this Section 2.3. Except as otherwise agreed to in writing by the parties hereto, (i) the Employee Stock Plan will terminate as of the Effective Time, (ii) the Director Stock Plan will terminate as of the Effective Time, and (iii) the Company shall ensure that following the Effective Time, no participant in either of the Company Stock Plans shall have any right under or pursuant to the Company Stock Plans to acquire the capital stock of the Company or the Surviving Corporation.

(f) Neither Parent, nor Merger Sub, nor the Surviving Corporation shall assume any Company Warrants in connection with the Merger. Each holder of a Company Warrant who, prior to the Effective Time, has properly executed and delivered a warrant termination agreement in the form attached hereto as Exhibit C (“Warrant Termination Agreement”) with respect to its Company Warrant shall not be entitled to receive any consideration pursuant to this Agreement other than consideration expressly provided for under such Warrant Termination Agreement, which shall be equal to the product, if a positive number, of (i) the excess of the Common Share Merger Consideration over the per share exercise price of such Company Warrant and (ii) the number of Common Shares subject to such Company Warrant.

(g) Prior to the Effective Time, the Company shall cause any dispositions of Equity Interests (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be approved by the Company Board or a committee of two or more non-employee directors of the Company (as such term is defined in Rule 16b-3 promulgated under the Exchange Act). Such approval shall specify (i) the name of each officer or director, (ii) the number of securities to be disposed of for each named person, and (iii) that the approval is granted for purposes of exempting the transaction under Rule 16b-3 promulgated under the Exchange Act.

Section 2.4 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held of record by holders who have not approved the Merger and who have properly exercised dissenters’ rights in accordance with Sections 302A.471 and 302A.473 of the MBCA (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and instead shall be canceled and cease to have any rights, except that the holders thereof shall be entitled to, and the Dissenting Shares shall represent only the right to receive, payment of the fair value (including interest determined in accordance with Section 302A.473 of the MBCA) of such Dissenting Shares in accordance with the provisions of Sections 302A.471 and 302A.473 of the MBCA; provided, however, that (i) if such a holder fails to properly exercise dissenters’ rights with respect to his, her or its Shares in accordance with Sections 302A.471 and 302A.473 of the MBCA or, after making a demand for dissenters’ rights, subsequently delivers an effective written withdrawal of such demand, or fails to establish his, her or its entitlement to dissenters’ rights as provided in Sections 302A.471 and 302A.473 of the MBCA, if so required, or (ii) if a court shall determine that such holder is not entitled to receive payment for his, her or its Dissenting Shares or such holder shall otherwise lose his, her or its dissenters’ rights, then, in any such case, each Share held of record by such holder or holders shall automatically be converted into and represent only the right to receive the Merger Consideration set forth for such Share in Section 2.1 upon surrender of the Certificate or transfer of the Uncertificated Share representing such Share.

(b) The Company shall give Parent (i) prompt written notice of any written notice received by the Company of the intent of any holder of Shares to demand the fair value of any Shares, any written demand for appraisal, any withdrawals thereof and any instruments served or demands made pursuant to Section 302A.473 of the MBCA and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to such demands, except as required by applicable Law. The Company shall not, except with the prior written consent of Parent or as otherwise required by an Order, make any payment with respect to any demands for fair value for Dissenting Shares or offer to settle or negotiate any such demands or extend or waive the deadline or other time period applicable to any dissenters’ rights; provided, however, that the Company shall give Parent advance written notice of the requirement to make any payment pursuant to an Order prior to making such payment.

Section 2.5 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out the intentions of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the intentions of this Agreement.

Section 2.6 Adjustments. If, during the period between the date hereof and the Effective Time, any change in the Equity Interests or number of Equity Interests specified in Section 3.4(a) shall occur, by reason of any reclassification, recapitalization, stock split or combination, reverse stock split, reorganization, exchange or readjustment of shares or otherwise, or any stock dividend thereon with a record date during such period (including any dividend or distribution of securities convertible into capital stock), but excluding any change that results from any exercise of Options, Company Warrants or the vesting of Company Restricted Shares or conversion of Preferred Shares into Company Common Stock, then the Merger Consideration, any other amounts payable pursuant to this Agreement, all references in this Agreement to specified numbers of Equity Interests affected thereby, and all calculations provided for that are based upon numbers of Equity Interests (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties hereto the same economic effect as contemplated by this Agreement prior to such change or event.

Section 2.7 Lost Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the reasonable replacement requirements established by the Paying Agent (including, if required by the Paying Agent or Parent, the posting by such holder of a bond in such amount as the Paying Agent or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate), the Paying Agent shall deliver in exchange for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by the Certificate pursuant to this Article II.

Article III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the correspondingly numbered Section of the disclosure letter, dated the date hereof and delivered by the Company to Parent and Merger Sub (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Minnesota and has all requisite corporate power and authority and all necessary Governmental Permits to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation, partnership or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) The Company and each of its Subsidiaries are duly qualified to do business and are in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or good standing necessary, except where the failure to be so duly qualified and in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.2 Authorization; Validity of Agreement; Company Action.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to approval of the Merger and adoption of the Plan of Merger by the shareholders of the Company, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Transactions, have been duly and validly authorized by the Company Board and the Special Committee, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions, except for approval of the Merger and adoption of the Plan of Merger by the affirmative vote of the holders of a majority of the voting power of all of the outstanding Common Shares (the “Shareholder Approval”) and subject to the filing of appropriate merger documents as required under the MBCA. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by the other parties hereto, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (x) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Shareholder Approval is the only approval of the holders of any class or series of the Company’s capital stock that is necessary in connection with the consummation of the Merger and the other Transactions.

(c) At a meeting duly called and held, the Company Board (upon the unanimous recommendation of the Special Committee) unanimously adopted resolutions, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, in which the Company Board (i) determined that this Agreement and the Transactions are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement, the Plan of Merger and the Transactions, (iii) directed that the Merger and the Plan of Merger be submitted to the Company’s shareholders for approval and adoption, and (iv) (subject to the other provisions of this Agreement) resolved to recommend that the Company’s shareholders approve the Merger and approve and adopt the Plan of Merger and this Agreement (such recommendation, the “Company Recommendation”).

(d) The Company has delivered or made available to Parent complete and correct copies of the Company Charter Documents and all Subsidiary Charter Documents.

(e) The filing of the Proxy Statement with the SEC has been duly authorized and approved by the Company Board.

Section 3.3 Consents and Approvals; No Violations.

(a) Non-Contravention. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, including the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, any Company Charter Document or any Subsidiary Charter Document; (ii) subject to compliance with the requirements set forth in clauses (i) through (vii) of Section 3.3(b) and, in the case of the consummation of the Merger, obtaining the Shareholder Approval, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; (iii) except as set forth in Section 3.3(a)(iii) of the Company Disclosure Letter and except for such other consents which have already been obtained, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any Third Party under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv) of this Section 3.3(a), for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Encumbrances, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Transactions, except for: (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota; (ii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions; (iii) such Consents as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or (B) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Transactions; (iv) such Consents as may be required under the Communications Act and the FCC Rules; (v) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the NASDAQ Stock Market; (vi) the other Consents of Governmental Entities listed in Section 3.3(b) of the Company Disclosure Letter; and (vii) such other Consents that if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares, no par value, of which 97,564,885 are designated as Company Common Stock, 275,000 are designated as “8% Class A Cumulative Convertible Preferred Stock,” 60,000 are designated as “10% Class B Cumulative Convertible Preferred Stock,” 250,000 are designated as “10% Class C Cumulative Convertible Stock,” 250,000 are designated as “14% Class D Cumulative Convertible Preferred Stock,” 400,000 are designated as “15% Class E Preferred Stock,” 500,000 are designated as “10% Class F Convertible Preferred Stock,” 600,000 are designated as “8% Class G Convertible Preferred Stock,” 15 are designated as “Series H Convertible Preferred Stock,” 100,000 are designated as “Series I Convertible Preferred Stock,” and 100 are designated as “Series J Convertible Preferred Stock.” Except as described in this Section 3.4(a), as of the date of this Agreement, the Company is not authorized to issue any shares of capital stock of the Company.

(b) As of the date of this Agreement, (i) 21,860,797 Common Shares are issued and outstanding, (ii) no Common Shares are issued and held in the treasury of the Company, (iii) 3,990,357 Common Shares are reserved for issuance under the Company Stock Plans in respect of awards outstanding as of the date of this Agreement, (iv) 218,796 Common Shares are reserved for issuance pursuant to conversion of Preferred Shares that may be converted into Company Common Stock, (v) no Preferred Shares are issued and held in the treasury of the Company, (vi) 12,696 shares of Class A Preferred Stock are issued and outstanding, (vii) 109,000 shares of Class C Preferred Stock are issued and outstanding and (viii) 150,000 shares of Class F Preferred Stock are issued and outstanding. Except as described in this Section 3.4(b), as of the date of this Agreement, no other shares of capital stock of the Company are issued or outstanding.

(c) Section 3.4(c)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the number of Common Shares subject to, the holder of, the date of grant or issuance of, the expiration date of, the vesting schedule of and exercise price of each Director Option. Section 3.4(c)(ii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the number of Common Shares subject to, the holder of, the date of grant or issuance of, the expiration date of, the vesting schedule of and exercise price of each Employee Option. Section 3.4(c)(iii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the number of Common Shares subject to, the holder of and the conversion ratio of each outstanding convertible Preferred Share that may be converted into Company Common Stock. All of the outstanding Common Shares are, and all Common Shares which may be issued pursuant to the exercise of outstanding Options or the vesting of outstanding Company Restricted Shares or pursuant to the conversion of outstanding Preferred Shares will be, when issued in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and non-assessable.

(d) Except as set forth in Section 3.4(d) of the Company Disclosure Letter, there are no (i) existing options, warrants, preemptive rights or subscriptions relating to the issued or unissued capital stock of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or any other equity interest in the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription, or other similar instrument, or (ii) outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any other shares of the capital stock of the Company or of any Subsidiary or Affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity.

(e) Except as set forth in Section 3.4(e) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company owns any capital stock or other equity interest in any other Person.

(f) Upon consummation of the Merger the only outstanding shares of capital stock of the Company will be owned by Parent and there will be no existing options, warrants, or other rights to purchase or otherwise acquire any such shares of capital stock.

(g) With respect to the Options, (i) each grant of Options was duly authorized no later than the date on which the grant of such Options was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly delivered by the Company to the recipient, (ii) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Securities Act, the Exchange Act, and all other applicable Laws and rules or requirements of self-regulatory authorities, including the rules of the NASDAQ Stock Market, (iii)  except as set forth in Section 3.4(g) of the Company Disclosure Letter, the per share exercise price of each Option was no less than the fair market value of a Common Share on the applicable Grant Date and (iv) each such grant was properly accounted for in all material respects in accordance with the United States generally accepted accounting principles (“GAAP”) in the consolidated financial statements (including any notes and schedules thereto) included or incorporated by reference in the Company SEC Documents (the “Financial Statements”) and disclosed in all material respects in the Company SEC Documents in accordance with GAAP, the Exchange Act and all other applicable Laws. All Company Restricted Shares may, by their terms, be treated in accordance with Section 2.3, without the requirement of any consent or release from the holders of such Company Restricted Shares.

(h) Section 3.4(h) of the Company Disclosure Letter sets forth a list of all Subsidiaries of the Company and the jurisdiction in which each Subsidiary is organized. All of the outstanding shares of capital stock of each Subsidiary are owned beneficially or of record by the Company, directly or indirectly, and all such shares were issued in compliance with applicable Laws, have been validly issued and are fully paid and non-assessable and are owned by either the Company or one of its Subsidiaries, free and clear of any Encumbrances, except Permitted Encumbrances, or any other restrictions (including preemptive rights and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interest). No Subsidiary of the Company owns any Common Shares.

(i) There are no voting trusts or other Contracts or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, (i) the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any Subsidiary of the Company on any matter, or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries.

Section 3.5 SEC Reports and Financial Statements.

(a) Since January 1, 2011, the Company has timely filed or furnished all Company SEC Documents, each of which as finally amended prior to the date hereof, and has complied as to form in all material respects, and all documents required to be filed by the Company with the SEC after the date hereof and prior to the Effective Time will comply in all material respects, with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and the rules and regulations promulgated thereunder, each as in effect on the date so filed. Since January 1, 2011, none of the Company SEC Documents contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is subject to the reporting requirements of Sections 13(a) or 15(d) under the Exchange Act or otherwise required to file or furnish any forms, reports or other documents with the SEC.

(b) Apart from comment letters available on EDGAR, the Company has made available to Parent true, correct and complete copies of all written comment letters from the staff of the SEC received since January 1, 2011, relating to the Company SEC Documents and all written responses of the Company thereto other than with respect to requests for confidential treatment. There are no outstanding or unresolved comments in comment letters from the SEC or its staff with respect to any of the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(c) Except as set forth in Section 3.5(c) of the Company Disclosure Letter, since January 1, 2011 the Company has complied in all material respects with, and has not received any notice of noncompliance with respect to, the applicable listing and corporate governance rules and regulations of the NASDAQ Stock Market.

(d) Each of the Financial Statements (i) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, in all material respects, (ii) complies in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect to such requirements, (iii) has been prepared in accordance with GAAP, in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Financial Statements or in the notes to the Financial Statements and subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments and the absence of footnote disclosure as permitted by GAAP), and (iv) fairly presents in accordance with GAAP, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated Subsidiaries as of the date and for the periods referred to in the Financial Statements.

(e) Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s audited financial statements or other Company SEC Documents.

(f) The Company and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s or any of its Subsidiaries’ assets that could have a material effect on the Company’s financial statements.

(g) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board and in Section 3.5(g) of the Company Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(h) Each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate in all material respects as of the date they were made. The Company is in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(i) To the Knowledge of the Company, since January 1, 2011, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Employees of the Company or any of its Subsidiaries regarding questionable accounting or auditing matters, have been received by the Company’s officers or directors. The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since January 1, 2011 through the Company’s whistleblower hot-line or equivalent system for receipt of Employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief financial officer, audit committee (or other committee designated for the purpose) of the Company Board or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting.

(j) All accounts receivable (including trade receivables and other receivables) have been recorded on the Financial Statements in accordance with GAAP and derive from bona fide sales transactions entered into in the ordinary course of business consistent with past practice and are payable on the terms and conditions set forth in the applicable Contract (net of allowances for doubtful accounts as reflected in the Financial Statements in accordance with GAAP).

(k) All inventory reflected in the Financial Statements consists of quantity and quality usable and salable in the ordinary course of business consistent with past practices and is not obsolete, defective, damaged or slow moving, and is merchantable and fit for its intended use and is being actively marketed in normal commercial channels, subject only to the allowance for inventory obsolescence as reflected in the Financial Statements. All inventory has been properly valued at the lower of cost or market, including the capitalization of labor and overhead costs, in accordance with GAAP, consistently applied. The Company has maintained established controls over the inventory and maintains accurate perpetual records updated periodically for physical inventory accounts.

Section 3.6 Absence of Certain Changes. Except as set forth in Section 3.6 of the Company Disclosure Letter and in connection with the execution and delivery of this Agreement and the consummation of the Transactions, since December 31, 2012, (a) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practices, (b) there has not occurred any event, change or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any actions that if taken after the date of this Agreement would be prohibited by Section 5.1.

Section 3.7 No Undisclosed Material Liabilities. The most recent audited balance sheet of the Company for the period ended December 31, 2012 contained in the Company SEC Documents filed prior to the date hereof is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any of its Subsidiaries has any liabilities other than liabilities that (i) are reflected or recorded as required by GAAP on the Company Balance Sheet (including in the notes thereto) or the unaudited balance sheet of the Company as of March 31, 2013 (including in the notes thereto), (ii) were incurred since the date of the Company Balance Sheet in the ordinary course of business, (iii) are incurred in connection with the Transactions or (iv) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Compliance with Laws and Court Orders.

(a) The Company and each of its Subsidiaries is and, since January 1, 2011, has been in compliance with, and to the Knowledge of the Company, is not under investigation with respect to, and has not been threatened to be charged with or given notice of any material violation of, any applicable Law or Order, except for failures to comply or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. Since January 1, 2011, no Governmental Entity has issued any notice or notification stating that the Company or any of its Subsidiaries is not in compliance with any Law.

(b) The Company and its Subsidiaries hold all material governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Governmental Permits”), except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.8(b) of the Company Disclosure Letter contains a true, correct and complete list of all Governmental Permits. No suspension or cancellation of any Governmental Permits is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is in material compliance with the terms of the Governmental Permits. The Company has not received any communication from a Governmental Entity that alleges that the Company’s ownership, use or operation of any Governmental Permits is not in compliance with any applicable Law or Order.

Section 3.9 Material Contracts.

(a) Section 3.9(a) of the Company Disclosure Letter sets forth a complete list of each of the following Contracts to which the Company or any of its Subsidiaries is a party or to which the Company’s or any of its Subsidiaries’ assets or properties is bound:

(i) Any Contract containing covenants of the Company or any of its Subsidiaries not to compete in any line of business, industry or geographical area in any manner or restricting the Company or any of its Subsidiaries from freely setting prices for its products (including “most favored customer” pricing provisions);

(ii) Any Contract containing any non-solicitation provisions that restrict the actions of the Company or any of its Affiliates with respect to customers, suppliers or any other Person;

(iii) Any Contract which creates a partnership or joint venture or similar arrangement;

(iv) Any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage, trust deed or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, or a leasing transaction of a type required to be capitalized in accordance with GAAP;

(v) Any Contract under which the Company or any of its Subsidiaries has advanced or loaned any other Person amounts in the aggregate exceeding $50,000;

(vi) Any Contract that contains a put, call, collar, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person;

(vii) Any material settlement agreement or similar Contract and any settlement agreement or similar Contract with a Governmental Entity, in each case, under which the Company or any of its Subsidiaries has continuing obligations, liabilities or duties;

(viii) Any Contract that contains a “change in control” clause or other similar provision which will create any rights or obligations of the Company, any Subsidiary of the Company, or another party to such Contract upon the execution of this Agreement or consummation of any of the Transactions, except for such Contracts, that, in the aggregate, do not require payments of more than $500,000 during the lives of the Contracts;

(ix) Any Contract (A) pursuant to which the Company is or may become obligated to make any severance, retention, change in control, termination or similar payment to any Employee, or (B) pursuant to which the Company is or may become obligated to make any bonus or similar payment (whether in the form of cash or equity securities but excluding payments constituting base salary) to any Employee;

(x) Any Contract that grants exclusive rights, rights of refusal, rights of first negotiation or similar rights to any Person or that limits or purports to limit in any material respect the ability of the Company or any of its Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any material asset or business;

(xi) Any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor, except for those Contracts in substantially the form of the standard agreements evidencing Options or Company Restricted Shares under the Company Stock Plans provided or made available to Parent;

(xii) Any Contract under which the Company has granted any Person any registration rights or under which any Person has granted the Company any registration rights; and

(xiii) Any other Contract or group of related Contracts with the same party or group of affiliated parties (other than this Agreement or agreements between the Company and any of its Subsidiaries or between any of the Subsidiaries of the Company) under which any party to such Contract or group of related Contracts is obligated to make payments (whether fixed, contingent or otherwise) in excess of $500,000 per annum or $1,000,000 during the life of the Contract or group of Contracts.

Each such Contract described in clauses (i)–(xiii) of Section 3.9(a), each guarantee related to the Indebtedness relating to any Contract set forth in Section 3.9(a)(iv), each of James L. Mandel’s and Steve M. Bell’s Employment Agreements, and each Contract set forth in the Company SEC Documents in which the Company’s officers, directors, employees or shareholders or any members of their immediate families is directly or indirectly interested (whether as a party or otherwise) (including, without limitation, any Contracts relating to loans to officers, directors, employees or shareholders or any members of their immediate families) is referred to herein as a “Material Contract.”

(b) Except for guarantees related to the Indebtedness relating to any Contract set forth in Section 3.9(a)(iv) above, neither the Company nor any of its Subsidiaries is a party to any Contract of guarantee, support, or assumption with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person.

(c) Except as set forth in the Company SEC Documents, neither the Company nor any of its Subsidiaries is a party to any Contract for or relating to the employment by it of any director, employee or officer or other type of Contract with any of its directors or officers that is not terminable by it without cost or other liability, including any Contract requiring it to make a payment to any director, employee or officer as a result of the Merger, any Transaction or any Contract that is entered into in connection with this Agreement.

(d) Except as set forth in the Company SEC Documents, neither the Company nor any of its Subsidiaries is a party to any Contract in which its officers, directors, employees or shareholders or any members of their immediate families is directly or indirectly interested (whether as a party or otherwise), including, without limitation, any Contracts relating to loans to officers, directors, employees or shareholders or any members of their immediate families.

(e) All Material Contracts are in written form or summarized in Section 3.9(e) of the Company Disclosure Letter. The Company has delivered or made available to Parent a true, correct and complete written copy of each Material Contract, including all amendments thereto. Neither the Company nor any of its Subsidiaries is in material default under any Material Contract and no event has occurred with respect to the Company or any of its Subsidiaries or, to the Company’s Knowledge, with respect to any other contracting party, that (with or without the lapse of time or the giving of notice, or both) could reasonably be expected to (i) cause a material default under any Material Contract or (ii) give any party (A) the right to accelerate the maturity or performance of any material obligation of the Company or any of its Subsidiaries under any Material Contract, or (B) the right to cancel or terminate any Material Contract. Each of the Material Contracts is, and after the consummation of the Transactions will continue to be, in full force and effect and is the valid, binding and enforceable obligation of the Company and its Subsidiaries, and, to the Knowledge of the Company, the other parties thereto, except that (x) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.10 Information in Proxy Statement. The proxy statement relating to the Special Meeting (such proxy statement, as amended or supplemented from time to time, and together with any schedules required to be filed with the SEC in connection therewith, the “Proxy Statement”) will not, at the date it is first mailed to the Company’s shareholders and at the time of the Special Meeting and at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding anything to the contrary in this Section 3.10, no representation or warranty is made by the Company with respect to information contained or incorporated by reference in the Proxy Statement supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

Section 3.11 Litigation. Except as set forth in Section 3.11 of the Company Disclosure Letter, there are no Actions, Orders or SEC inquiries or investigations pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of their respective assets or properties, or any officer, director or employee of the Company or any of its Subsidiaries in such capacity, which (a) involves an amount in controversy in excess of $100,000, (b) could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (c) could, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Transactions. Neither the Company nor any of its Subsidiaries is a party or subject to or in default under any Order which would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12 Labor and Employment Matters.

(a) Except as set forth in Section 3.12(a)(i) of the Company Disclosure Letter, there exist no collective bargaining agreements or labor union contracts applicable to any Employee of the Company or any of its Subsidiaries and no other such agreement or contract has been requested by any Employee or group of Employees of the Company or any of its Subsidiaries, nor has there been any discussion with respect thereto by management of the Company with any Employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notification of any unfair labor practice charges or complaints pending before any agency having jurisdiction thereof, nor are there any current union representation claims involving any of the Employees of the Company or any of its Subsidiaries, except as described in Section 3.12(a)(ii) of the Company Disclosure Letter. Further, to the Company’s Knowledge, there are no such threatened charges or claims. To the Company’s Knowledge, there is no labor strike, slowdown, work stoppage or lockout pending or threatened against the Company and no union organizational campaign or representation petition is currently pending with respect to any of the Employees of the Company or any of its Subsidiaries, nor has there been any such occurrence or activity during the last two (2) years, except as described in Section 3.12(a)(iii) of the Company Disclosure Letter.

(b) Except as set forth in Section 3.12(b) of the Company Disclosure Letter, there are no actions, suits, claims, investigations or other legal proceedings against the Company or any of its Subsidiaries pending or, to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Entity based on, arising out of, in connection with or otherwise relating to any Laws pertaining to employment, including, without limitation, all Laws relating to employment, employment practices, terms and conditions of employment, labor organizations, obligations to bargain, the hiring and retention of employees, wages and hours, the WARN Act, classification of employees as exempt/non-exempt, classification of employees as independent contractors, collective bargaining agreements, discrimination, civil rights, safety and health, labor, equal employment opportunity, affirmative action, immigration, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax. To the Company’s Knowledge, the Company and its Subsidiaries are in compliance with all such Laws. To the Company’s Knowledge, the Company and its Subsidiaries: (i) have withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to Employees, Former Employees and Independent Contractors; (ii) are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) are not liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment, short term disability, long term disability, workers compensation, social security or other benefits or obligations for Employees, Former Employees and Independent Contractors.

(c) Section 3.12(c) of the Company Disclosure Letter contains a “head count” chart accounting for all of the Company and its Subsidiaries’ Employees and a “churn report” that provides information regarding the turnover rate of the technician level employees of the Company and its Subsidiaries in the last twelve (12) months prior to the date of this Agreement. The Company and its Subsidiaries have made available or delivered to the Parent accurate and complete copies of all disclosure materials, policy statements and other materials relating to the employment of the Employees. As of the Closing Date, the Company and its Subsidiaries shall have paid all earned and unpaid wages owed to its Employees and Former Employees.

(d) The Company and its Subsidiaries have made available or delivered to the Parent accurate and complete copies of all Contracts, materials or policies relating to their respective Independent Contractors. As of the Closing Date, the Company and its Subsidiaries have paid all compensation due to their respective Independent Contractors.

(e) The Company and its Subsidiaries have made available to the Parent accurate and complete copies of all employment Contracts, employee manuals and handbooks, and policy statements relating to the employment of the Company and its Subsidiaries’ Employees.

Section 3.13 Employee Compensation and Benefit Plans; ERISA.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, specified fringe benefit plans as defined in Section 6039D of the Internal Revenue Code of 1986, as amended (the “Code”), or any other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, or any other employee compensation or benefit plan, agreement, policy, practice, agreement, commitment or contract (whether qualified or nonqualified, currently effective or terminated, written or unwritten), or any trust, escrow or other agreement related thereto, that the Company, its Subsidiaries or any of its ERISA Affiliates currently sponsor, maintain, contribute to, are required to contribute to or have any liability (contingent or otherwise) (the “Company Plans”).

(b) With respect to each Company Plan, the Company has made available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust or custodial agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) any current summary plan description or employee handbook, (iv) for the past three (3) years (A) the Form 5500 and attached schedules, to the extent due and filed with the IRS, (B) audited financial statements, and (C) actuarial valuation reports, if any, and (v) copies of any correspondence from the IRS, SEC, Pension Benefit Guaranty Corporation or Department of Labor (or any agency thereof) relating to any compliance issues with respect to any Company Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Plan has been established and is being administered in accordance with its terms and is in compliance with the applicable provisions of ERISA, the Code, and other applicable Law.

(d) Neither the Company nor any of its Subsidiaries nor any of its ERISA Affiliates currently has, and at no time in the past has had, an obligation to contribute to a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Action (other than routine claims for benefits in the ordinary course) is pending or, to the Knowledge of the Company, threatened with respect to any Company Plan.

(f) Neither any of the Company Plans, nor any other plan currently or at any time previously maintained by the Company or any of its Subsidiaries or any of its ERISA Affiliates, is subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and its accompanying trust is exempt from taxation under Section 501(a) of the Code, and is subject to a favorable determination or opinion letter to that effect from the IRS and, to the Knowledge of the Company, no circumstances exist which could reasonably be expected to materially adversely affect such qualification or exemption.

(h) Except as set forth in Section 3.13(h) of the Company Disclosure Letter, the Company does not have any obligation to gross-up, indemnify or otherwise reimburse any person for any income, excise or other tax incurred by such person pursuant to any applicable federal, state, local or non-U.S. Law related to the collection and payment of Taxes.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has performed all obligations required to be performed by it under the Company Plans, including the payment of all benefits, contributions and premiums required by and due under the terms of each Company Plan or applicable Law.

(j) No Company Plan promises or provides health, life insurance or other welfare benefits to retirees or other terminated employees of the Company or any of its Subsidiaries, other than group health plan continuation coverage required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar state Laws.

(k) Except as set forth in Section 3.13(k) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions, either alone or in combination with another event, will (i) entitle any Person to any payment, forgiveness of indebtedness, vesting, distribution, severance pay or increase in benefits under or with respect to any Company Plan, (ii) except as provided in Section 6.9, cause or result in a limitation (other than any limitation imposed by applicable Laws) on the right of the Company to amend or terminate any Company Plan, or (iii) result in any “parachute payment” that would not be deductible by reason of the application of Section 280G of the Code or would cause the imposition of taxes under Code Section 4999.

(l) Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Code Section 409A) is in compliance, in both form and operation in all material respects, with the requirements of Code Section 409A and the regulations and guidance promulgated thereunder, and no amounts paid or deferred under any such Company Plan is (or has been), or upon vesting or settlement will be, subject to the additional tax under Code Section 409A(a)(1)(B).

(m) There is no Contract to which the Company or any of its Subsidiaries is (or has been) a party that, individually or collectively, did (or could) give rise to the payment of any amount that would not be deductible pursuant to Code Section 162(m).

(n) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties set forth in Section 3.5, Section 3.6, Section 3.9, Section 3.11, this Section 3.13, Section 3.17, and Section 3.24 are the only representations and warranties in this Agreement with respect to Company Plans or ERISA.

Section 3.14 Properties.

(a) Section 3.14(a)(i) of the Company Disclosure Letter contains a true, correct and complete list of all Owned Real Property. The Company or one or more of its Subsidiaries has good and marketable fee simple title to all Owned Real Property, each free and clear of all Encumbrances, except Permitted Encumbrances. Except as set forth in Section 3.14(a)(ii) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries (A) lease all or any part of the Owned Real Property or (B) has received notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Owned Real Property.

(b) Section 3.14(b)(i) of the Company Disclosure Letter contains a true, correct and complete list of all material real property leased or subleased (whether as tenant or subtenant) by the Company or any Subsidiary of the Company (including the improvements thereon, the “Leased Real Property”). The Company has made available to Parent a true, correct, and complete copy of each Lease to which the Company or any of its Subsidiaries is a party, including all amendments thereto. The Company or one of its Subsidiaries has valid leasehold estates in all Leased Real Property, each free and clear of all Encumbrances, except Permitted Encumbrances. Except as set forth in Section 3.14(b)(ii) of the Company Disclosure Letter, the Company or one of its Subsidiaries has exclusive possession of each Leased Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to agreements with respect to such real property entered in the ordinary course of business, true, correct and complete copies of which have been provided to Parent.

(c) Section 3.14(c)(i) of the Company Disclosure Letter contains a true, correct and complete list of all material personal property leased or subleased (whether as lessee or sublessee) by the Company or any Subsidiary of the Company (the “Leased Personal Property“). The Company has made available to Parent a true, correct, and complete copy of each Lease to which the Company or any of its Subsidiaries is a party, including all amendments thereto. The Company or one of its Subsidiaries has good and valid title in all Leased Personal Property, each free and clear of all Encumbrances, except Permitted Encumbrances. Except as set forth in Section 3.14(c)(ii) of the Company Disclosure Letter, the Company or one of its Subsidiaries has exclusive possession of the Leased Personal Property, other than any use and rights granted to third-party owners, lessors or licensees pursuant to agreements with respect to such property entered in the ordinary course of business, true, correct and complete copies of which have been provided to Parent.

(d) Each Lease is in full force and effect and is valid and enforceable in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. There is no default under any Lease either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder. Neither the Company nor any of its Subsidiaries has assigned (collaterally or otherwise) or granted any other security interest in the Leases or any interest therein.

(e) (i) To the Knowledge of the Company, there are no pending or, threatened condemnation or eminent domain proceedings that affect any Leased Real Property, and (ii) the Company has not received any notice of the intention of any Governmental Entity or other Person to take any Leased Real Property.

(f) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has good title to, or a valid and binding leasehold interest in, all the personal property owned by it, except for that personal property that is no longer used or useful in the conduct of the Company Business or the respective businesses of each of its Subsidiaries, and in each case free and clear of all Encumbrances other than Permitted Encumbrances. The Owned Real Property and Leased Real Property constitute all interests in real property currently used, occupied or currently held for use in connection with the Company Business as currently conducted.

Section 3.15 Intellectual Property.

(a) The Company or one of its Subsidiaries exclusively owns all right, title, and interest in, or has the valid right to use, pursuant to a license or otherwise, all Intellectual Property used in the operation of the Company Business (the “Company Intellectual Property”). Section 3.15(a) of the Company Disclosure Letter lists all registrations for and applications to register Intellectual Property owned by the Company or one of its Subsidiaries.

(b) There are no legal actions pending or, to the Knowledge of the Company, threatened alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries. To the Company’s Knowledge, the Company has not violated, misappropriated or infringed the Intellectual Property of any other Person, except for any of the foregoing that have since been finally and conclusively resolved without further right to appeal.

(c) Except as set forth in Section 3.15(c)(i) of the Company Disclosure Letter, with respect to Company Intellectual Property owned by the Company or its Subsidiaries (i) no claim has been brought or made challenging the ownership, right to use or validity of the Company Intellectual Property or opposing or attempting to cancel the Company’s rights in the Company Intellectual Property and, to the Company’s Knowledge, no valid ground exists for any such claim and (ii) no such Company Intellectual Property is scheduled to expire within five (5) years from the date of this Agreement. Except as set forth in Section 3.15(c)(ii) of the Company Disclosure Letter, with respect to Company Intellectual Property owned by a Third Party and licensed to or otherwise used by the Company or its Subsidiaries, Company’s (and its Subsidiaries’) right to use such Company Intellectual Property is not scheduled to expire or terminate within five (5) years from the date of this Agreement. To the Knowledge of the Company, no other Person has violated, misappropriated or infringed any material Intellectual Property owned by the Company or any of its Subsidiaries.

(d) To the Company’s Knowledge, the Company and each of its Subsidiaries has taken all commercially reasonable steps to protect, preserve and maintain the Company Intellectual Property and to preserve and maintain the secrecy and confidentiality of the Company’s trade secrets and confidential information. To the Company’s Knowledge, all Employees and Independent Contractors of the Company, and any Former Employees and former Independent Contractors engaged since January 1, 2008, in the active development or creation of Company Intellectual Property have executed and delivered to the Company a Contract regarding the protection of such proprietary information and the assignment of the Company Intellectual Property to the Company or a Subsidiary of the Company. No director, officer, employee, agent or representative of the Company owns or holds, directly or indirectly, any interest in any of the Company Intellectual Property.

(e) All material information technology and computer systems owned or leased by the Company or any of its Subsidiaries that are used in the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, that is used in or necessary for the conduct of the business of the Company and its Subsidiaries (collectively, “Company IT Systems”) have been maintained, in all material respects, in a commercially reasonable manner, and are in good working condition. The Company and its Subsidiaries have in place a commercially reasonable disaster recovery program that provides for the regular back-up and recovery of the data and information necessary to the conduct of the business of the Company and its Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course).

(f) The use by the Company and its Subsidiaries of the data included in the Company Intellectual Property that is material to the business of the Company and its Subsidiaries and contained in any database used or maintained by the Company or its Subsidiaries (collectively, the “Company Data”) does not violate the rights of any Third Party.

(g) The Company has established and is in material compliance with a written information security program (or programs) covering the Company and its Subsidiaries that the Company believes in good faith is reasonable and sufficient to protect Company Data and provide reasonable assurance that adequate internal controls can be maintained over Company IT Systems. Such written information security program (or programs) (i) includes adequate safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary Company Data and (ii) is designed to protect against unauthorized access to the Company IT Systems and Company Data.

Section 3.16 Environmental Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, resulted in material liability to the Company or any of its Subsidiaries: (i) the Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws, and possess and are, and have possessed and have been in compliance with all applicable Environmental Permits required to operate as it currently operates; and (ii) neither the Company nor any Subsidiary of the Company has received any written or, to the Knowledge of the Company, other notification alleging that it is liable for, or any request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar foreign, state or local Law, concerning, any Release or threatened Release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such Release or threatened Release, to the extent such matter has been fully resolved with the appropriate Governmental Entity without further obligations or liability for the Company or any Affiliate thereof. There are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All Environmental Permits held by the Company or a Subsidiary of the Company are valid and in full force and effect.  No proceeding is pending or to the Knowledge of the Company, threatened to revoke or modify any such Environmental Permit.  As applicable, the Company and each of its Subsidiaries has applied for the renewal of such Environmental Permits such that such Environmental Permits remain in full force and effect during the pendency of the application.

(c) No Releases of Materials of Environmental Concern have occurred and no Person has been exposed to any Materials of Environmental Concern at, from, in, to, on, or under any Site and no Materials of Environmental Concern are present in, on, about or migrating to or from any Site that could result in a material liability to the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries nor any of their respective predecessors, or any entity previously owned by the Company, has (i) produced, processed, manufactured, generated, transported, treated, handled, used, stored, disposed of or released any Hazardous Material which has or could result in a material liability to the Company or any of its Subsidiaries or (ii) exposed any Employee, Former Employee, or other Person to any Hazardous Material under circumstances that have or could result in a material liability to the Company or any of its Subsidiaries.

(e) The Company has delivered to Parent and Merger Sub true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated pertaining to Materials of Environmental Concern relating to any Site, or concerning compliance with Environmental Laws, and true and complete copies and results of any Environmental Permits or any reports required to be made or data required to be maintained under such permits.

(f) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties set forth in Section 3.3, Section 3.6, Section 3.7, Section 3.9, Section 3.12(b), Section 3.14(d), this Section 3.16, Section 3.17, and Section 3.24 are the only representations and warranties in this Agreement with respect to Environmental Laws, Environmental Permits or Materials of Environmental Concern.

Section 3.17 Taxes.

(a) The Company and each of its Subsidiaries has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it, all such Tax Returns are true, correct and complete in all material respects, and all material Taxes have been paid to the appropriate Governmental Entity (whether or not shown as due on such Tax Returns). The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws, rules and regulations relating to the filing of Tax Returns, the payment and withholding of Taxes and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Tax authorities all material amounts required to be so withheld and paid over under applicable Laws. Neither the Company nor any of its Subsidiaries has received written notice (or, to the Knowledge of the Company or any of its Subsidiaries, any notice not in writing) of any claim made by any Tax authority or other Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is required to file Tax Returns or pay Taxes to that jurisdiction.

(b) There is no audit, assessment, examination, or other material Action pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened against the Company or any of its Subsidiaries in respect of any Tax. Neither the Company nor any of its Subsidiaries has been or is delinquent in the payment of any material Tax, nor is there any material Tax deficiency or assessment outstanding, assessed or proposed against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired. Neither the Company nor any of its Subsidiaries has entered into any closing agreement or similar written or otherwise binding arrangement with any Tax authority or other Governmental Entity with regard to the Tax liability of the Company or any of its Subsidiaries affecting any Tax period for which the applicable statute of limitations, after giving effect to any extension or waiver thereof, has not expired.

(c) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, indemnity or sharing agreement or similar arrangement.

(d) Each of the Company and its Subsidiaries has duly and timely withheld and timely remitted to the appropriate Tax authority or other Governmental Entity all material Taxes required to have been withheld and remitted under applicable Law.

(e) There are no Encumbrances for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Encumbrances for current Taxes not yet due and payable. Neither the Company nor any of its Subsidiaries has any Knowledge of any reasonable basis for the assertion of any claim relating or attributable to Taxes, which, if adversely determined, would result in any material Encumbrances on the assets of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(g) None of the Company’s or any of its Subsidiaries’ assets are treated as “tax-exempt use property” within the meaning of Section 168(h) of the Code and none of the property of the Company or any of its Subsidiaries is properly treated as owned by persons other than the Company or any of its Subsidiaries for income Tax purposes.

(h) Neither the Company nor any of its Subsidiaries has engaged or participated in a transaction that is a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(i) Neither the Company nor any of its Subsidiaries (i) has received approval to make or has agreed to a change in any accounting method or has any written application pending with any Governmental Entity requesting permission for any such change; (ii) has agreed to or is required to make any adjustment under Section 481 or Section 482 of the Code (or similar provision of state, local or foreign Law); or (iii) has received written notification that the IRS (or other Governmental Entity) is proposing any adjustment under Section 481 or Section 482 of the Code (or similar provision of state, local or foreign Law).

(j) Except as set forth in Section 3.17(j) of the Company Disclosure Letter, there are no Contracts, plans or arrangements, including but not limited to the provisions of this Agreement, covering any Employee or Former Employee of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 404 of the Code.

(k) Each of the Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(l) Neither the Company nor any of its Subsidiaries has any material deferred intercompany gain or loss arising as a result of a deferred intercompany transaction within the meaning of Treasury Regulation Section 1.1502-13 (or similar provision under state, local or foreign law) or any material excess loss accounts within the meaning of Treasury Regulation Section 1.1502-19.

(m) Neither the Company nor any of its Subsidiaries is or ever has been a United States real property holding corporation (as that term is defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

(n) Neither the Company nor any of its Subsidiaries has distributed stock of another entity, or had its stock distributed by another entity, in a transaction that was purported or intended to be governed, in whole or in part, by Section 355 or 361 of the Code.

(o) The Company has delivered to Parent true, correct and complete copies of all material Tax Returns, examination reports, and statements of deficiencies filed by, assessed against, or agreed to by the Company and its Subsidiaries with respect to Tax years beginning after December 31, 2008.

(p) Neither the Company nor any of its Subsidiaries (i) has granted in writing any power of attorney which is currently in force with respect to any Taxes or Tax Returns, or (ii) is subject to any private letter ruling of the IRS or any comparable rulings of any other Governmental Entity.

(q) There is no amount of taxable income of the Company or any of its Subsidiaries that will be required under applicable Law to be reported by the Company or any of its Subsidiaries for a taxable period beginning after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date.

(r) For the purposes of this Section 3.17, references to any entity shall include any other entity that was merged, liquidated or converted into such entity.

(s) Notwithstanding anything contained herein to the contrary, this Section 3.17 constitutes the sole and exclusive representations and warranties of the Company with respect to Taxes or Tax Returns.

Section 3.18 No Rights Plan. The Company has not adopted any shareholders’ rights plan or any other “poison pill.”

Section 3.19 Termination of MDUC Acquisition Agreement. That certain Acquisition Agreement, dated as of July 9, 2012, by and among the Company, MBSUB and MDU Communications International, Inc., has been terminated in accordance with Section 10 thereof.

Section 3.20 Third Party Acquisition Agreements. The Company is not party to, and does not have any liability, duty or other obligation under, any merger agreement, stock purchase agreement, asset purchase agreement, joint venture agreement, or other similar agreement or understanding, whether written or oral, with any Third Party.

Section 3.21 Fairness Opinion. The Special Committee and the Company Board have received the written opinion (or an oral opinion to be confirmed in writing, a copy of which will be provided to Parent upon receipt thereof by the Company) of Craig-Hallum Capital Group, LLC, dated as of the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinion, the Merger Consideration to be received by the holders of Common Shares is fair from a financial point of view to such holders, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.22 Brokers or Finders. Except for fees payable to Craig-Hallum Capital Group, LLC pursuant to that certain engagement letter dated as of December 26, 2012, a correct and complete copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any other Transaction.

Section 3.23 State Takeover Statutes. All action(s) required to be taken by the Company Board (or any committee thereof) or the shareholders of the Company to render inapplicable to this Agreement, the Merger and the other Transactions the restrictions on (i) a “control share acquisition” (as defined in Section 302A.011 of the MBCA) set forth in Section 302A.671 of the MBCA and (ii) “business combinations” with an “interested shareholder” (each as defined in Section 302A.011 of the MBCA) set forth in Section 302A.673 of the MBCA to the extent such restrictions would otherwise be applicable to this Agreement, the Merger and the other Transactions, have been taken. Accordingly, the Transactions are exempt from the application of such provisions. No other “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under any federal, state, local or foreign Laws applicable to the Company is applicable to this Agreement, the Merger or the other Transactions.

Section 3.24 Insurance. Section 3.24 of the Company Disclosure Letter sets forth a complete and accurate list of all insurance policies that are maintained by the Company or its Subsidiaries or which names the Company or any of its Subsidiaries as an insured (or loss payee), including those which pertain to the Company’s or any of its Subsidiaries’ assets, employees or operations. All such insurance policies are in full force and effect and all premiums currently payable or previously due thereunder have been paid. Neither the Company nor any of its Subsidiaries have received notice of cancellation of any such insurance policy or is in breach of, or default under, any such insurance policy. There is no material claim by the Company or any of its Subsidiaries pending under any such insurance policy covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has been refused any insurance with respect to its assets or operations by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance, during the last five (5) years prior.

Section 3.25 Related Party Transactions. Except as otherwise disclosed in the Company SEC Documents, no executive officer or director of the Company or any of its Subsidiaries or any person owning 5% or more of the Common Shares (or any of such person’s Immediate Family or Affiliates or associates) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights or properties or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months.

Section 3.26 Illegal Payments, etc. In the conduct of its business, neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company, any of their respective directors, officers, employees or agents, has given, or agreed to give, any gift, contribution or payment that is illegal under applicable Law to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder the Company (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any contribution that is or was illegal under applicable Law, or reimbursed any political gift or contribution that is or was illegal under applicable Law made by any other Person, to any candidate for federal, state, local or foreign public office.

Article IV. REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization; Ownership of Merger Sub. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not have a Parent Material Adverse Effect.

Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly and validly authorized by the respective boards of directors of Parent and Merger Sub and by Parent as the sole shareholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Transactions, subject to the filing of appropriate merger documents as required by the MBCA. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3 Consents and Approvals; No Violations. Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable rules and requirements of, the Exchange Act, the HSR Act, the NASDAQ Stock Market, and the filing of the Articles of Merger, (b) for such other filings, permits, authorizations, consents and approvals which have already been obtained and (c) as set forth in Section 4.3 of the disclosure letter, dated the date hereof and delivered by Parent to the Company (the “Parent Disclosure Letter”), none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (w) conflict with or result in any breach of any provision of the respective articles or certificate of incorporation, bylaws or other similar organizational documents of Parent and Merger Sub, (x) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (y) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, Contract or other instrument or obligation to which Parent or any of its Subsidiaries (including Merger Sub) is a party or by which any of them or any of their respective properties or assets may be bound or (z) violate any Order or Law applicable to Parent, any of its Subsidiaries (including Merger Sub) or any of their properties or assets, except in the case of clause (x), (y) or (z) where failure to obtain such permits, authorizations, consents or approvals or to make such filings, or where such violations, breaches or defaults would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.4 Ownership of Common Shares. Neither Parent nor any of its Subsidiaries (including Merger Sub) beneficially owns (as defined in Rule 13d-3 of the Exchange Act) any Common Shares.

Section 4.5 Information in Proxy Statement. None of the information with respect to Parent or Merger Sub provided in writing by Parent or Merger Sub to the Company expressly for use in the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company’s shareholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact relating to Parent or Merger Sub that is required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading.

Article V.

PRE-CLOSING COVENANTS

Section 5.1 Interim Operations of the Company. The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, except as expressly provided by this Agreement, as required by applicable Law, or with the prior written consent of Parent, conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use all commercially reasonable efforts to preserve intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to maintain the Governmental Permits in full force and effect and timely comply with all applicable Laws with respect thereto, and to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, creditors, business partners and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent:

(a) (i) fail to file all Tax Returns required to be filed by it and pay all of its debts and Taxes when due or (ii) fail to pay or perform its other liabilities when due, in each case, subject to good faith disputes over such debts, Taxes or liabilities;

(b) amend or propose to amend any Company Charter Document or any Subsidiary Charter Document;

(c) (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to, or enter into any Contract with respect to the voting of, the capital stock of the Company or any of its Subsidiaries; (ii) issue, sell, transfer, pledge, dispose of or encumber, or agree to issue, sell, transfer, pledge, dispose of or encumber, any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, puts, collars, commitments or rights of any kind to acquire or sell (or stock appreciation rights with respect to), any shares of capital stock of the Company or any of its Subsidiaries (including treasury stock), other than in respect of the Common Shares reserved for issuance on the date of this Agreement pursuant to the exercise of Options outstanding on the date hereof, the vesting of Company Restricted Shares outstanding on the date hereof and the conversion of Preferred Shares outstanding on the date hereof into Company Common Stock, (iii)  split, combine or reclassify any of the outstanding capital stock of the Company or any of the Subsidiaries of the Company (including the Common Shares) or (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s or any of its Subsidiaries’ capital stock;

(d) except as required by applicable Law: (i) make any changes in the compensation payable or to become payable to any of its officers, directors, employees, agents, consultants or other Persons providing management services (other than changes in wages in the ordinary course of business and consistent with past practice to employees of the Company or its Subsidiaries who are not officers, directors or Affiliates of the Company); (ii) adopt, enter into or amend (including acceleration of vesting) any employment, severance, retention, consulting, termination, deferred compensation, “change in control” or other employee benefit agreement (collectively, “Employment Agreements”) including, without limitation, any Company Plan, except that the Company and its Subsidiaries may, in the ordinary course of business consistent with past practice, enter into in any such agreement in connection with the hiring of new employees who are not executive officers or direct reports to an executive officer; (iii) promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee; (iv) make any loans (other than travel and payroll advances to non-officer employees in the ordinary course of business consistent with past practice) to any of its officers, directors, employees, Affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons pursuant to a Company Plan or otherwise; or (v) take (or omit to take) any action which could reasonably be expected to result in a “good reason,” “constructive termination,” or similar event, for purposes of any Employment Agreement;

(e) except as required by applicable Law or under the terms of any Company Plan, (i) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan or agreement to any officer, director, employee or Affiliate, other than in the ordinary course of business consistent with past practice, (ii) pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or Affiliates of the Company of any amount relating to unused vacation days, or (iii) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any Company Plan, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant;

(f) (i) incur or assume any long-term or short-term Indebtedness (other than an aggregate net increase of up to Two Million Dollars ($2,000,000.00) in short-term Indebtedness incurred in the ordinary course of business between the date of this Agreement and August 31, 2013; provided, however, that if the Closing has not occurred by August 31, 2013, the Company and Parent will work together to determine a new limit on short-term Indebtedness that may be incurred by the Company in the ordinary course of business during the period beginning on August 31, 2013 and continuing until the Effective Time) (including without limitation drawing down any amounts under the Credit Facility), (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, or (iii) make any loans, advances or capital contributions to, or investments in, any other Person or enter into any material commitment or transaction (including, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate);

(g) make or authorize any initial capital expenditure, other than capital expenditures contemplated by the Company’s existing capital budget, a copy of which has been attached to Section 5.1(g) of the Company Disclosure Letter;

(h) pay, discharge, waive or satisfy any rights, claims, liabilities or obligations, other than the payment, discharge, waiver, settlement or satisfaction of any such rights, claims, liabilities or obligations, in the ordinary course of business consistent with past practice, or claims, liabilities or obligations reflected or reserved against in, or contemplated by, the Financial Statements (or the notes to the Financial Statements);

(i) (i) change any of the accounting methods used by it or any of its methods of reporting income or deductions for Tax purposes unless required by a change in GAAP or Law, (ii) settle any material Tax claim, assessment, audit or investigation, (iii) consent to any material Tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment, (iv) make, revoke or change any Tax election, (v) request a Tax ruling, (vi) amend any Tax Return or (vii) file any Tax Return in a manner that is materially inconsistent with past custom and practice with respect to the Company or any of its Subsidiaries unless required by applicable Law;

(j) (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than this Agreement) or (ii) acquire, transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets, other than inventory in the ordinary course of business consistent with past practice;

(k) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets (other than in the ordinary course of business consistent with past practices), securities, properties, interests or businesses;

(l) sell, lease, license, or otherwise transfer any of its material assets, securities, properties, interests, Governmental Permits or businesses, other than the sale of inventory in the ordinary course of business;

(m) other than in the ordinary course of business consistent with past practices, (i) amend, supplement, or terminate any Material Contract or (ii) enter into any Contract that would have been required to be disclosed in Section 3.9(a) of the Company Disclosure Letter as a Material Contract had it been entered into prior to the date hereof;

(n) place or allow the creation of any material Encumbrance (other than a Permitted Encumbrance) on any of their respective assets and properties;

(o) terminate or cancel any material insurance policy;

(p) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding or similar Contract with respect to any joint venture, strategic partnership or alliance;

(q) initiate, settle or compromise any material Action;

(r) knowingly take any action or knowingly omit to take any action, which action or omission could reasonably be expected to result in any loss, impairment or adverse modification of any Governmental Permit;

(s) make any bonus payment nor any payment pursuant to the 2013 Short-Term Incentive Plan, except for payments made in the ordinary course to Employees other than James L. Mandel, Steve M. Bell, Mitch Clarke, Kent Whitney, or Alvie Smith, for whom no bonus payments or payments pursuant to the 2013 Short-Term Incentive Plan may be made prior to the Effective Time; or

(t) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize or announce an intention to do any of the foregoing.

None of the covenants contained in this Section 5.1 is intended to give Parent or Merger Sub the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, in accordance with the terms and conditions of this Agreement, operational control over their respective businesses, assets and properties.

Section 5.2 Other Actions. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with Article VIII, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take, or agree or commit to take, any action not otherwise permitted by this Agreement that could reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other Transactions.

Section 5.3 Solicitation.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Minneapolis, Minnesota time) on the forty-fifth (45th) day following the date of this Agreement (the “Solicitation End Time”), the Company and its Subsidiaries and the Company’s and its Subsidiaries’ officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents or advisors (“Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage Acquisition Proposals, including by way of providing access to non-public information to any Third Party pursuant to (but only pursuant to) a confidentiality agreement on customary terms not materially more favorable to such Third Party than those contained in the Non-Disclosure Agreement (an “Acceptable Confidentiality Agreement”) (provided to Parent for informational purposes only), provided that the Company shall promptly (and in any event within twenty-four (24) hours) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that the Company provides such Third Party or gives such Third Party access to that was not previously made available to Parent or Merger Sub; and (ii) enter into and maintain discussions or negotiations with respect to potential Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations. During the period beginning on the date of this Agreement and continuing until the Solicitation End Time, the Company shall notify Parent, in writing, promptly (and in any event within twenty-four (24) hours) after it obtains Knowledge of the receipt by the Company or any of its Representatives of any Acquisition Proposal, any inquiry that could reasonably be expected to lead to an Acquisition Proposal, any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party.

(b) At the Solicitation End Time, the Company shall notify Parent in writing of the identity of each Excluded Party and of the material terms and conditions of the Acquisition Proposal then outstanding from such Excluded Party. If any Third Party becomes an Excluded Party after the Solicitation End Time pursuant to Section 5.3(i), the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing of the identity of such Excluded Party and of the material terms and conditions of the Acquisition Proposal received from such Excluded Party.

(c) Except as otherwise expressly set forth in this Section 5.3, at the Solicitation End Time, (i) the Company shall and shall cause each of its Subsidiaries, its Representatives and its Subsidiaries’ Representatives to immediately cease any solicitation, encouragement, discussions or negotiations with any Third Party (other than any Excluded Party) that may be ongoing with respect to any Acquisition Proposal and with any Third Party (other than any Excluded Party) that has made or indicated an intention to make an Acquisition Proposal, and (ii) the Company shall, or shall cause its Representatives to, request that each such Third Party (other than any Excluded Party) promptly return or destroy all non-public information concerning the Company and its Subsidiaries.

(d) Except as otherwise expressly permitted by this Section 5.3, from the Solicitation End Time until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its or its Subsidiaries’ Representatives to, directly or indirectly: (i) initiate, solicit, facilitate or encourage (including by way of providing information) the making, submission or announcement of any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, any Acquisition Proposal; (ii) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, any Acquisition Proposal; (iii) terminate, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries; (iv) approve, endorse or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; (v) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal (each a “Company Acquisition Agreement”); or (vi) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach the Company’s obligations hereunder or propose or agree to do any of the foregoing. Notwithstanding the foregoing, following the Solicitation End Time and prior to the time, but not after, the Shareholder Approval is obtained, the restrictions set forth in this Section 5.3(d) shall not apply to any Excluded Party, so long as such Third Party remains an Excluded Party.

(e) Notwithstanding anything in this Agreement to the contrary, at any time following the Solicitation End Time and prior to, but not after, the receipt of the Shareholder Approval, the Company Board, directly or indirectly through any Representative, may, subject to Section 5.3(f) and Section 5.3(g), (i) participate in negotiations or discussions with any Third Party that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in writing that the Company Board believes in good faith, after consultation with independent financial advisors and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such Third Party non-public information relating to the Company or any of its Subsidiaries pursuant to an executed Acceptable Confidentiality Agreement (notice of which Acceptable Confidentiality Agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes only to Parent), (iii) following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change, and (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv) of this Section 5.3(e), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties under applicable Law.

(f) During the period beginning at the Solicitation End Time and continuing until the earlier of the termination of this Agreement in accordance with Article VIII and the Shareholder Approval, the Company shall notify Parent, in writing, promptly (and in any event within twenty-four (24) hours) after it obtains Knowledge of the receipt by the Company or any of its Representatives of any Acquisition Proposal, any inquiry that could reasonably be expected to lead to an Acquisition Proposal, any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party. In such notice, the Company shall identify the Third Party making, and details of the material terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent fully informed, on a current basis, of the status and material terms of any such Acquisition Proposal, indication or request, including any material amendments as to price and other material terms thereof. The Company shall promptly (and in any event within twenty-four (24) hours) post to an electronic data room to which Parent has access any non-public information concerning the Company Business, present or future performance, financial condition or results of operations, provided to any Third Party.

(g) Except as set forth in Section 5.3(e) and this Section 5.3(g), neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, fail to make, modify or amend (or publicly propose or resolve to withhold, withdraw, qualify, modify or amend), in a manner adverse to Parent or Merger Sub, the Company Recommendation, or recommend an Acquisition Proposal, fail to recommend against acceptance of any tender offer or exchange offer for Common Shares within ten (10) Business Days after the commencement of such offer, or make any public statement inconsistent with the Company Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, an “Adverse Recommendation Change”) or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Shareholder Approval, the Company Board may make an Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement, if: (i) the Company promptly notifies Parent, in writing, at least five (5) Business Days (the “Notice Period”) before making an Adverse Recommendation Change or entering into (or causing a Subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make an Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the Third Party making such Superior Proposal; (iii) the Company shall, and shall cause its Subsidiaries to, and shall use all commercially reasonable efforts to cause its and its Subsidiaries' Representatives to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); (iv) the Company Board determines in good faith, after consulting with outside legal counsel and its financial advisor, that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement; and (v) the Company complies with all other provisions of this Agreement, including those contained in Article VIII.

(h) For purposes of this Agreement, “Superior Proposal” means a bona fide, written Acquisition Proposal, which does not result from or arise in connection with a breach of this Section 5.3 by the Company Board, the Company or any Company Representative, involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of all or substantially all of the Company's consolidated assets or at least two-thirds of the then outstanding Common Shares, that the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor) is more favorable from a financial point of view to the holders of Company Common Stock than the Transactions, taking into account (i) all financial considerations, (ii) the identity of the Third Party making such Acquisition Proposal, (iii) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal, (iv) the other terms and conditions of such Acquisition Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Acquisition Proposal deemed relevant by the Company Board and (v) any revisions to the terms of this Agreement and the Merger proposed by Parent during the Notice Period set forth in Section 5.3(g).

(i) For purposes of this Agreement, “Excluded Party” means any Third Party, group of Third Parties or group that includes any Third Party from whom the Company has received, prior to the Solicitation End Time, a bona fide written Acquisition Proposal that the Special Committee determines, prior to the Solicitation End Time, in good faith, after consultation with independent financial advisors and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal, and which Acquisition Proposal has not been rejected or withdrawn as of, or at any time after, the Solicitation End Time; provided, however, that if such an Acquisition Proposal is received by the Company less than two Business Days prior to the Solicitation End Time, the Special Committee will have until 11:59 p.m. (Minneapolis, Minnesota time) on the second Business Day following the date on which the Company received the Acquisition Proposal to determine in good faith, after consultation with independent financial advisors and outside legal counsel, whether such Acquisition Proposal constitutes or would reasonably expected to result in a Superior Proposal.

(j) Nothing contained in this Section 5.3 shall prevent the Company Board from complying with Rule 14d-9 of Regulation M-A or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law.

Section 5.4 Cooperation.

(a) Debt Financing. The Company agrees to use commercially reasonable efforts to provide such assistance (and to cause its subsidiaries and its and their respective personnel and advisors to provide such assistance) with the Debt Financing as is reasonably requested by Parent. Such assistance shall include, but not be limited to, using commercially reasonable efforts to do the following: (i) cause the senior management of the Company to be reasonably available, on reasonable advance notice, to Parent and the financial institutions providing the Debt Financing to participate in due diligence sessions and drafting sessions related to the Debt Financing, (ii) timely delivery to Parent and its financing sources of the Financing Information; (iii) cause its independent auditors to cooperate with the Debt Financing, including causing the Company’s independent auditors to prepare and deliver audit reports and “comfort letters” dated the date of each offering document with respect to the financial statements of the Company and its subsidiaries included in any offering memorandum used in connection with any transaction in connection with the Debt Financing (with appropriate bring down comfort letters delivered on the Closing Date for each component of the Debt Financing), in compliance with professional standards and otherwise on terms reasonably acceptable to Parent, in each of the foregoing cases as may be customary in connection with a financing substantially similar to the Debt Financing; and (iv) taking such actions as are reasonably requested by Parent or its financing sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing. The Company shall provide to Parent and the Lenders such information as may be necessary so that the Financing Information and Marketing Material is complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading.

(b) SEC Filings. The Company agrees to provide such assistance (and to cause its Subsidiaries and its and their respective personnel and advisors to provide such assistance) with the filing of registration statements and other reports to be filed by Parent with the SEC under the Exchange Act as is reasonably requested by Parent, including, but not limited to, Parent’s current Form S-4 on file with the SEC.

(c) Securityholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any securityholder litigation against the Company and/or its directors relating to the Transactions, and the right to consult on the settlement with respect to such securityholder litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Company shall not be required to provide any notice or information to Parent the provision of which the Company in good faith determines may adversely affect the Company’s or any other Person’s attorney-client or other privilege with respect to such information.

Section 5.5 Company Warrants. The Company shall deliver to Parent a Warrant Termination Agreement for each Company Warrant. Each such Warrant Termination Agreement shall be duly executed by the Company and the holder of such Company Warrant.

Section 5.6 Employee Options. Prior to the Effective Time, the Company shall use commercially reasonable efforts to amend each Employee Option, whether or not then exercisable or vested, which amendment (collectively the “Employee Option Amendments”) shall provide that, as of the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each Employee Option shall become fully vested, and shall automatically be canceled, and shall be converted into and thereafter represent only the right to receive, in settlement thereof, the Employee Option Consideration, in accordance with all provisions contained in this Agreement (including, without limitation, Section 2.3). In effecting the Employee Option Amendments, the Company shall, and shall cause all documents related to the Employee Option Amendments that are filed with the SEC or published, sent or given to holders of Employee Options (collectively, the “Employee Option Amendment Documents”) to, comply in all respects with the provisions of applicable federal securities laws (including, without limitation, the provisions of the Exchange Act that relate to issuer tender offers) and state Law. The Company shall provide Parent with copies of all Employee Option Amendment Documents and allow Parent a reasonable opportunity to review and make reasonable changes to any documents which are proposed to be sent to the holders of Employee Options.

Section 5.7 SEC Filing Covenant. From the date hereof until the Effective Time, the Company shall file all Company SEC Documents required to be filed by the Company. Each such Company SEC Document (a) shall be filed on a timely basis, including any applicable extensions of time to file, and (b) shall comply, when filed, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, each as in effect on the date filed.

Section 5.8 Section 16 Matters. Prior to the Effective Time, the Company shall use all commercially reasonable efforts to cause any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Article VI.

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Proxy Statement.

(a) As promptly as practicable after the date of this Agreement (but in any event, no later than the 45th day thereafter), the Company shall file with the SEC the Proxy Statement in preliminary form. The Company shall use all commercially reasonable efforts to (i) respond to the comments of the SEC (subject to the requirements of Section 6.1(b)) and (ii) cause the Proxy Statement, in definitive form, to be disseminated to the holders of the Common Shares, as and to the extent required by applicable federal securities Laws. Subject to Section 5.3, the Proxy Statement shall contain the Company Recommendation and shall comply in all respects with the relevant provisions of the MBCA.

(b) Parent and Merger Sub shall provide for inclusion, or incorporation by reference, in the Proxy Statement of all required information regarding Parent and Merger Sub. The Company shall provide Parent and its counsel reasonable opportunity (but in any event, no less than twenty-four (24) hours) to review and comment on the Proxy Statement, and any amendment or supplement thereto (other than amendments or supplements thereto in compliance with Section 5.3), before such is filed with the SEC. The Company shall not file the Company Proxy Statement, or any amendment or supplement thereto (other than amendments or supplements thereto in compliance with Section 5.3), without providing Parent a reasonable opportunity (but in any event, no less than twenty-four (24) hours) to review and comment thereon (which comments shall be reasonably considered by the Company). In addition, the Company shall provide Parent and its counsel with (i) any comments or communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments or other communications, and (ii) a reasonable opportunity to review and comment on such comments. The Company shall use all commercially reasonable efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Company Proxy Statement as promptly as practicable after receipt thereof and to cause the Company Proxy Statement in definitive form to be cleared by the SEC and mailed to the Company’s shareholders as promptly as reasonably practicable following filing with the SEC.

(c) Each of the Company, Parent and Merger Sub shall cooperate and consult with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement as so corrected or supplemented to be filed with the SEC and to be disseminated to the holders of the Common Shares, in each case as and to the extent required by applicable federal securities Laws.

Section 6.2 Shareholders Meeting. Subject to the terms set forth in this Agreement, the Company shall, as soon as reasonably practicable after the date of this Agreement, in accordance with applicable Law (including the MBCA), the Company Charter Documents and the rules of The NASDAQ Stock Market, take all action necessary to duly call, give notice of, convene and hold a special meeting of the Company’s shareholders (the “Special Meeting”) for the purpose of considering and taking action upon the approval of the Merger and the other Transactions and the adoption of this Agreement and the Merger. Subject to the ability of the Company Board to effect an Adverse Recommendation Change in accordance with Section 5.3, the Company Board shall: (i) recommend approval and adoption of this Agreement, the Merger and the other Transactions by the Company’s shareholders; (ii) use all commercially reasonable efforts to obtain the Shareholder Approval; (iii) take all other action reasonably necessary to secure the vote or consent of such holders required by the MBCA or this Agreement to effect the Merger and the other Transactions; and (iv) otherwise comply with all legal requirements applicable to such meeting. The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results as requested by Parent or Merger Sub.

Section 6.3 Commercially Reasonable Efforts.

(a) Except as otherwise set forth in this Agreement (including, but not limited to, Section 5.3), prior to the Closing, Parent, Merger Sub and the Company shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Transactions as promptly as practicable following the execution of this Agreement including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of the other parties’ conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and cooperation with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any Third Party, including any Governmental Entity (which actions shall include cooperation in the filing of all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by the Transactions or by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Additionally, except as otherwise set forth in this Agreement (including, but not limited to, Section 5.3), each of Parent and the Company shall use all commercially reasonable efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing.

(b) Prior to the Closing, each party hereto shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to, and provide the other parties hereto (or their counsel) copies of, all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the Transactions; provided, however, that with respect to filings under the HSR Act, the parties hereto shall furnish only such information as is customarily shared with other parties in connection with filings made under the HSR Act. Each party to this Agreement shall promptly inform the other parties to this Agreement of any communication from any Governmental Entity regarding any of the Transactions. If any party to this Agreement or any Affiliate of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties to this Agreement, an appropriate response in compliance with such request. To the extent that transfers of any Governmental Permits are required as a result of the execution of this Agreement or the consummation of the Transactions, the Company, Parent and Merger Sub shall use all commercially reasonable efforts to effect such transfers.

(c) The Company and Parent shall take all reasonable actions necessary to file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, notifications under the HSR Act and to respond, as promptly as practicable, to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond, as promptly as practicable, to all inquiries and requests received from any state Attorney General or other Governmental Entity in connection with antitrust matters.

(d) Each of Parent and the Company shall use all commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Antitrust Laws, each of Parent and the Company shall cooperate and use all commercially reasonable efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other Order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts the consummation of the Merger or any other Transaction, including by vigorously pursuing all available avenues of administrative and judicial appeal unless, by mutual agreement, Parent and the Company decide that litigation is not in their respective best interests. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3(d) shall limit the right of any party hereto to terminate this Agreement pursuant to Section 8.1, so long as such party hereto has, up to the time of termination, complied in all material respects with its obligations under this Section 6.3(d). Each of Parent and the Company shall use all commercially reasonable efforts to take such action as may be required to cause the expiration of the waiting periods under the HSR Act or other Antitrust Laws with respect to the Transactions as promptly as possible after the execution of this Agreement.

(e) As soon as practicable after the date hereof, but in no event more than twenty (20) Business Days following the date hereof, the Company and Parent shall use all commercially reasonable efforts to file or cause to be filed with the FCC an appropriate application for FCC consent to the transfer of control to Parent of the FCC Authorizations (the “FCC Transfer Application”); provided, however, that the failure to file within such twenty (20) Business Day period shall not constitute a breach of this Agreement so long as the filing is made as promptly as reasonably practicable thereafter. The FCC Transfer Application and any supplemental information furnished in connection therewith shall be in substantial compliance with the FCC Rules, and shall contain such showings, information and requests for waivers as shall be appropriate. Parent and the Company shall furnish to each other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation, filing and prosecution of the FCC Transfer Application. Parent and the Company shall each use all commercially reasonable efforts to prosecute the FCC Transfer Application and shall furnish to the FCC any documents, materials or other information reasonably requested by the FCC.

(f) The parties’ commercially reasonable efforts shall not include (i) proposing, negotiating, committing to or effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of the Company, Parent or their respective Subsidiaries or (ii) otherwise taking or committing to take actions that would limit Parent’s or its Subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of the Company, Parent or their respective Subsidiaries.

Section 6.4 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt written notice to Merger Sub and Parent, and Merger Sub and Parent shall give prompt written notice to the Company of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence could reasonably be expected to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Effective Time if such untruth or inaccuracy could reasonably be expected to cause the conditions set forth in Section 7.2(a) or Section 7.3(a) not to be satisfied or (ii) any condition to the Merger to be unsatisfied at the Effective Time, (b) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee, agent or representative of the Company, Merger Sub or Parent as applicable, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (c) any Action commenced, or to such party’s Knowledge, threatened, against the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, that are related to the Transactions, and (d) any notice or other communication from (i) any Person alleging that the consent of such Person is or may be required in connection with the Transactions or (ii) any Governmental Entity in connection with the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice.

Section 6.5 Access; Confidentiality.

(a) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Non-Disclosure Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

(b) Subject to the Non-Disclosure Agreement and applicable Law relating to the sharing of information, the Company shall, and shall cause its Subsidiaries to, (i) provide Parent and Parent’s officers, employees, accountants, counsel, financial advisors and other Representatives, from time to time prior to the earlier of the Effective Time or the termination of this Agreement, reasonable access upon prior notice during normal business hours to the officers, employees, accountants, agents, offices, properties, books, contracts and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such financial and operating data and other information (in each case, to the extent in the actual possession of the Company or its Subsidiaries) as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 6.5 shall be conducted in such manner as not to interfere unreasonably (x) with the conduct of the business of the Company and its Subsidiaries and (y) with the prompt discharge by the Company’s and its Subsidiaries’ employees of their duties. Parent shall, and shall cause Parent’s Affiliates and Representatives to hold any non-public information received from the Company, its Affiliates or Representatives, directly or indirectly, in accordance with the Non-Disclosure Agreement. The Company shall be entitled to have a Representative accompany Parent, Merger Sub and their respective Representatives at all times.

(c) Notwithstanding Section 6.5(a), neither the Company nor its Subsidiaries shall be required to provide access to or to disclose any information (i) where such access or disclosure could jeopardize the attorney-client privilege or work product privilege of the Company or any of its Subsidiaries or contravene any Law or (ii) to the extent that outside counsel to the Company advises that such access or disclosure should not be permitted or made in order to ensure compliance with any applicable Law.

(d) Parent shall not (and shall cause Parent’s Representatives not to) use any information obtained pursuant to this Section 6.5 for any purpose unrelated to the consummation of the Transactions and shall hold confidential all information which it has received or to which it has gained access pursuant to this Section 6.5 in accordance with the Non-Disclosure Agreement. Further, Parent shall cause any representative of Parent or Merger Sub who is not a party to the Non-Disclosure Agreement, upon request by the Company, to execute a joinder to such Non-Disclosure Agreement and agree to be bound by the terms and conditions thereof. The parties hereto acknowledge and agree that the Non-Disclosure Agreement shall remain in full force and effect.

(e) No investigation shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent or Merger Sub pursuant to this Agreement.

Section 6.6 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release reasonably acceptable to Parent and the Company, except as either party reasonably believes, after receiving the advice of outside counsel and after informing the other party, another form of press release may be required by Law or by any listing agreement with a national securities exchange or trading market. Thereafter, so long as this Agreement is in effect, neither the Company, Parent nor any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transactions without the prior consultation of the other party, except pursuant to Section 5.3 or as such party reasonably believes, after receiving the advice of outside counsel and after informing all other parties to this Agreement, another form of press release may be required by Law or by any listing agreement with a national securities exchange or trading market.

Section 6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against all costs and expenses reasonably incurred by an Indemnified Party (including attorneys’ and accountants’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, by reason of the fact that such individual is or was serving at the request of the Company or its Subsidiaries and arising out of or pertaining to any action or omission occurring at or before the Effective Time (including the Transactions) in accordance with the terms of the Company’s Articles of Incorporation and Bylaws. The Surviving Corporation shall be entitled to assume the defense of any such claim, action, suit, investigation or proceeding with counsel reasonably satisfactory to the Indemnified Party. If the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Party advises that there are issues that raise conflicts of interest with the Surviving Corporation, the Indemnified Party may retain separate counsel reasonably satisfactory to the Surviving Corporation, and the Surviving Corporation shall pay the fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its consent (which consent shall not be unreasonably conditioned, withheld or delayed).

(b) Prior to the Effective Time, the Company, after consultation with Parent, shall cause to be purchased a directors’ and officers’ liability “tail” insurance policy covering the six (6) years following the Effective Time, to be effective as of the Effective Time, that serves to reimburse the present and former officers and directors (determined as of the Effective Time) of the Company and its Subsidiaries (as opposed to reimbursing the Company or such Subsidiaries) with respect to claims against such directors and officers arising from facts or events occurring before, at or after the Effective Time (including as to, or arising out of or pertaining to, the Transactions), which insurance shall contain substantially equivalent scope and amount of coverage as provided in the directors’ and officers’ liability insurance currently provided as of the date of this Agreement by the Company and its Subsidiaries (the “D&O Insurance”); provided, however, that the Company shall not pay a premium for such insurance policy in excess of three hundred percent (300%) of the aggregate premium paid by the Company for its directors’ and officers’ insurance coverage in effect for the year that includes the date of this Agreement (the “D&O Premium”). If the aggregate premium necessary to purchase such insurance coverage exceeds three hundred percent (300%) of the D&O Premium, the Company shall use commercially reasonable efforts to obtain the most advantageous “tail” insurance policy of directors’ and officers’ liability insurance and fiduciary liability insurance reasonably obtainable for an aggregate premium not exceeding three hundred percent (300%) of the D&O Premium.

(c) The articles of incorporation and bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Company Charter Documents, and such provisions in the articles of incorporation and bylaws of the Surviving Corporation shall not be amended, modified or otherwise repealed for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time of any individual who at the Effective Time is a director, officer, employee or agent of the Company or is or previously was serving at the request of the Company or its Subsidiaries as a director, trustee, officer, member, manager, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, limited liability company, pension or other employee benefit plan or other enterprise, unless such modification is required after the Effective Time by Law and then only to the minimum extent required by such Law.

(d) The rights of each Indemnified Party under this Section 6.7 shall survive consummation of the Merger and are intended to benefit, and shall be independently and directly enforceable by, each Indemnified Party.

(e) In the event that Parent or Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation (or its assets, as the case may be) assume the obligations set forth in this Section 6.7.

Section 6.8 Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of its obligations under or related to this Agreement.

Section 6.9 Employee Matters.

(a) From and after the Effective Time and until December 31, 2013, Parent shall, or shall cause the Surviving Corporation or one of its other Subsidiaries to, maintain in effect the Company Plans, which provide the Employees and Former Employees of the Company and its Subsidiaries as of the Effective Time (the “Covered Employees”) benefits and compensation plans (including with respect to salary and bonus but not equity awards) that are substantially comparable to those provided by the Company as of the date hereof; provided, however, that James L. Mandel and Steve M. Bell shall not be covered by the 2013 Short-Term Incentive Plan.

(b) Eligibility. With respect to any Parent Plan in which any Employee of the Company or any of its Subsidiaries first becomes eligible to participate on or after the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan documents or agreements, Parent shall, or shall cause its applicable Affiliates to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each such Employee and his or her eligible dependents under such Parent Plan, except to the extent such pre-existing conditions, exclusions or waiting periods applied immediately prior thereto under the analogous Company Plan; (ii) provide such Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in such Parent Plan under the analogous Company Plan (to the same extent that such credit was given under such Company Plan) in satisfying any applicable deductible or annual or lifetime maximum out-of-pocket requirements under such Parent Plan; and (iii) recognize all service of such Employee with the Company and its Subsidiaries and predecessors (including recognition of all prior service with any entity (including any such Subsidiary prior to its becoming a Subsidiary of the Company) that was recognized by the Company (or any such Subsidiary) prior to the date hereof in the ordinary course of administering its (or such Subsidiary’s) employee benefits), for purposes of eligibility to participate in and vesting in benefits under such Parent Plan, to the extent that such service was recognized for such purpose under the analogous Company Plan; provided, however, that in no event shall the recognition of prior service result in a duplication of benefits.

(c) No Third Party Beneficiaries. This Section 6.9 is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. Notwithstanding anything to the contrary contain herein, this Section 6.9 does not (i) amend any provisions of any Company Plan or Parent Plan, (ii) except as set forth in Section 6.9(a), require Parent to continue any Company Plan or Parent Plan beyond the time when it otherwise lawfully could be terminated or modified, or (iii) provide any Covered Employee with any rights to continued employment, severance pay or similar benefits following any termination of employment.

Section 6.10 State Takeover Laws. If any “fair price,” “business combination,” “control share acquisition,” “moratorium” or other antitakeover statute or other similar statute or regulation becomes or is deemed to be applicable to the Company, Parent, Merger Sub or any Transaction, then each of the Company, Parent, Merger Sub and their respective boards of directors shall use commercially reasonable efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such antitakeover Law inapplicable to the foregoing.

Article VII.

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent and Merger Sub to the extent permitted by applicable Law:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained at the Special Meeting.

(b) Government Approvals. The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, the consent of the FCC requested by the FCC Transfer Application shall have been obtained by Final Order, and all other material filings with or material permits, authorizations, consents and approvals of or expirations of waiting periods imposed by any Governmental Entity required to consummate the Merger shall have been obtained or filed or shall have occurred.

(c) No Injunctions or Restraints. No Order or Law shall have been entered, enacted, promulgated, enforced or issued by any court of competent jurisdiction, or any other Governmental Entity, or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger; provided, however, that each of the parties to this Agreement shall have used commercially reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

(d) Indebtedness. As of the Closing Date, all Indebtedness of the Company set forth in Section 7.1(d) of the Parent Disclosure Letter shall have been fully paid off by Parent in a manner reasonably acceptable to Parent, and all liens in connection therewith shall have been released contemporaneously with the Closing. For purposes of clarity, the parties acknowledge and agree that this Agreement includes no financing contingency and specifically that the Agreement and Transactions are not contingent on successful completion of the Debt Financing or receipt of any consent set forth in Section 4.3 of the Parent Disclosure Letter.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction or waiver of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (other than those contained in Section 3.1, Section 3.2, the last sentence of Section 3.4(c), Section 3.4(d), Section 3.4(f), Section 3.5(d), Section 3.19, Section 3.20, Section 3.22, Section 3.23, Section 3.25 and Section 3.26) shall have been true and correct in all respects at and as of the date hereof and shall be true and correct at and as of the Closing (without regard to any qualifications therein as to materiality, Knowledge or Company Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as have not, individually or in the aggregate, resulted in a Company Material Adverse Effect. The representations and warranties of the Company contained in Section 3.1, Section 3.2, the last sentence of Section 3.4(c), Section 3.4(d), Section 3.4(f), Section 3.5(d), Section 3.19, Section 3.20, Section 3.22, Section 3.23, Section 3.25 and Section 3.26 shall have been true and correct in all respects at and as of the date hereof and shall be true and correct at and as of the Closing (without regard to any qualifications therein as to materiality, Knowledge or Company Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects (or with respect to any obligation or agreement qualified by materiality or Company Material Adverse Effect, in all respects) all obligations and agreements, and complied in all material respects (or with respect to any covenant qualified by materiality, in all respects) with all covenants, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officer’s Certificate. The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, no event, development, change, circumstance or condition shall have occurred or existed prior to the Effective Time that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) FIRPTA Certificate. On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulations Section 1.1445-2(c)(3).

(f) Warrant Termination Agreements. The Company shall have delivered to Parent a Warrant Termination Agreement for each Company Warrant. Each such Warrant Termination Agreement shall be duly executed by the Company and the holder of such Company Warrant.

(g) Employee Stock Option Amendments. The Company shall have amended each Employee Option pursuant to an Employee Option Amendment reflecting the terms described in Section 5.6.

(h) Dissenting Shares. On the Closing Date, (i) no more than five percent (5%) of the outstanding Common Shares shall be Dissenting Shares and (ii) Parent shall have received a certificate to such effect, signed by the chief executive officer and chief financial officer of the Company.

(i) Cooperation. The Company shall have complied with all obligations and agreements set forth in Section 5.4.

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct at and as of the Closing (without regard to any qualifications therein as to materiality or material adverse effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects (or with respect to any obligation or agreement qualified by materiality or material adverse effect, in all respects) all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officer’s Certificate. Each of Parent and Merger Sub shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. Neither Parent, nor Merger Sub, nor the Company may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse it from its obligations hereunder if such failure was caused by such party’s failure to comply with its obligations to consummate the Merger and the other Transactions pursuant to this Agreement, including the obligations of such party pursuant to Section 6.3.

Article VIII.

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any Shareholder Approval):

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company, if:

(i) the Merger has not been consummated by December 31, 2013 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; provided further, however, that, if, on the Outside Date, either of the conditions to the Closing set forth in Section 7.1(b) or  Section 7.1(c) shall not have been fulfilled but all other conditions to the Closing either have been fulfilled or are then capable of being fulfilled, then the Outside Date shall, without any action on the part of the parties hereto, be extended to January 31, 2014, and such date shall become the Outside Date for purposes of this Agreement, with available further extension of the Outside Date by mutual written consent of Parent, Merger Sub and the Company; or

(ii) a final and non-appealable restraining order, permanent injunction or other order issued by a Governmental Entity or other legal restraint or prohibition that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger or any of the other Transactions; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used all commercially reasonable efforts to prevent the entry of such restraint, including by satisfying its obligations under Section 6.3; or

(iii) if the Special Meeting (including any adjournments or postponements thereof) shall have been convened and a vote to approve this Agreement shall have been taken thereat and the adoption of this Agreement by the Shareholder Approval shall not have been obtained (and shall not have been obtained at any adjournments or postponements thereof);

(c) by Parent, if:

(i) an Adverse Recommendation Change shall have occurred, regardless of whether it is made in accordance with Section 5.3(g);

(ii) the Company breaches its obligation to hold the Special Meeting as set forth in Section 6.2 other than solely as a result of actions taken or omitted by the SEC;

(iii) there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 7.2(a) or Section 7.2(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the Outside Date; provided, however, that Parent shall have given the Company at least thirty (30) days written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(iii) (for the avoidance of doubt, failure to satisfy the conditions set forth in Section 7.2 solely due to the failure to satisfy one or more of the conditions set forth in Section 7.2(c)– Section 7.2(i) shall not be deemed a terminable event under this Section 8.1(c)(iii) and no Termination Fee shall be due to Parent as a result thereof); or

(iv) there shall have been a material breach of Section 5.3.

(d) by the Company, if:

(i) prior to receipt of the Shareholder Approval, the Company Board authorizes the Company, subject to complying with the terms of this Agreement (including without limitation Section 5.3), to enter into a binding written definitive agreement providing for the consummation of a transaction constituting a Superior Proposal; provided, however, that the Company simultaneously delivers the Termination Fee to Parent; or

(ii) there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 7.3(a) or Section 7.3(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the Outside Date; provided, however, that the Company shall have given Parent or Merger Sub, as applicable, at least thirty (30) days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d)(ii).

Section 8.2 Notice of Termination. The party desiring to terminate this Agreement pursuant to this Article VIII (other than pursuant to Section 8.1(a)) shall deliver written notice of such termination to each other party hereto in accordance with Section 9.4, specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.2 shall be effective immediately upon delivery of such written notice to the other parties.

Section 8.3 Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 8.1, this Agreement shall, to the fullest extent permitted by applicable Law, become void and of no force or effect with no liability on the part of any party hereto (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto; provided, however, that the provisions of Section 6.5, Section 6.6, this Section 8.3, Article IX and Article X hereof and the provisions of the Non-Disclosure Agreement shall survive such termination; and provided further that the parties shall remain liable for any breaches of this Agreement that occur prior to termination.

(b) Company Termination Fee. In recognition of the efforts and expenses expended and incurred by Parent with respect to the Company and the opportunity the Company presents to Parent:

(i) if this Agreement is terminated by the Company (A) pursuant to Section 8.1(d)(i), or (B) pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) at any time after an Adverse Recommendation Change shall have occurred, then, as a condition to and concurrently with such termination, the Company shall pay to Parent the Termination Fee in immediately available funds. If this Agreement is terminated by Parent pursuant to Section 8.1(c), then, within three (3) Business Days of such termination, the Company shall pay to Parent the Termination Fee in immediately available funds; and

(ii) in the event that (A) an Acquisition Proposal shall have been made to the Company (whether or not withdrawn) or shall have been made directly to the shareholders of the Company generally (whether or not withdrawn) or shall otherwise become publicly known or any Third Party shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal whether or not subsequently withdrawn, and (B) this Agreement is terminated by the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) and within twelve (12) months of such termination the Company enters into or consummates a definitive agreement with respect to an Acquisition Proposal, the Company shall pay Parent the Termination Fee in immediately available funds on the date of the consummation of such Acquisition Proposal (it being understood that for all purposes of this Section 8.3(b)(ii), all references in the definition of Acquisition Proposal to “15%” shall be deemed to be references to “50%” instead).

For purposes of this Agreement, “Termination Fee” means Six Million Dollars ($6,000,000); provided, however, that in the event this Agreement is terminated by the Company pursuant to Section 8.1(d)(i) prior to the Solicitation End Time, the Termination Fee shall be Five Million Dollars ($5,000,000). For purposes of clarity, the Termination Fee includes an amount for reimbursement of expenses, and Parent shall not be entitled to any additional amount for reimbursement of expenses upon termination of this Agreement.

(c) Company Expenses. If this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), Parent shall pay to, or as directed by, the Company by wire transfer of immediately available funds to one or more account(s) specified by the Company in writing, all reasonable and documented out-of-pocket costs and expenses (including, the reasonable and documented fees and expenses of lawyers, accountants, consultants, financial advisors, and investment bankers), not to exceed One Million, Five Hundred Thousand Dollars ($1,500,000) in the aggregate, incurred by the Company in connection with entering into this Agreement and the performance of its obligations hereunder (collectively, the “Company Expenses”), by the later of (i) the day that is three (3) Business Days after the date of termination and (ii) the day that is three (3) Business Days after the delivery of documentation of such Company Expenses.

(d) Sole Remedy. Each of Parent, Merger Sub and the Company agrees that in the event the Termination Fee or the Company Expenses are paid pursuant to Section 8.3(b) or Section 8.3(c), respectively, the payment of such Termination Fee or Company Expenses shall be the sole and exclusive remedy of the party receiving such payment, its Subsidiaries, and any of its shareholders, Affiliates, officers, directors, employees or Representatives (collectively, “Related Persons”), and in no event will the party receiving such payment or any of its Related Persons be entitled to recover any other money damages or any other remedy based on a claim in law or equity with respect to (i) any loss suffered as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any Action arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment to the Company or Parent, as applicable, such other party shall not have any further liability or obligation to the party that paid such Termination Fee or Company Expenses, as applicable, or any of its Related Persons relating to or arising out of this Agreement or the Transactions.

(e) Other Costs and Expenses. Parent and the Company acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement.

Article IX.

MISCELLANEOUS

Section 9.1 Amendment and Waivers. Subject to applicable Law, this Agreement may be amended or supplemented in writing by the parties hereto by action taken by or on behalf of their respective boards of directors, at any time prior to the Closing Date, whether before or after the receipt of the Shareholder Approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding anything to the contrary contained herein, Section 9.10 and Section 9.11 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified without the prior written consent of the Debt Financing Parties

Section 9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement including the Company Disclosure Letter, or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

Section 9.3 Expenses. Except as set forth in Section 8.3, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses.

Section 9.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.4 prior to 5:00 p.m. (Dallas, Texas time) on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Agreement later than 5:00 p.m. (Dallas, Texas time) on any date and earlier than 11:59 p.m. (Dallas, Texas time) on such date, (iii) one Business Day after being received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

(a)	if to Parent or Merger Sub, to:

Goodman Networks Incorporated
6400 International Parkway, Suite 1000
Plano, TX 75093
Attention: Chief Executive Officer
Telephone No.: (972) 406-9692
Facsimile No.: (972) 406-9291

with a copy to:

Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Attention: Gregory Samuel, Esq.
Telephone No.: (214) 651-5645
Facsimile No.: (214) 200-0467

(b)	if to the Company, to:

Multiband Corporation
5605 Green Circle Drive
Minnetonka, MN 55343
Attention: Chief Executive Officer
Telephone No.: (763) 504-3000
Facsimile No.: (763) 504-3141

with a copy to:

Winthrop & Weinstine, P.A.
225 South Sixth Street, Suite 3500
Minneapolis, Minnesota 55402
Attention: Philip T. Colton
Telephone No.: (612) 604-6729
Facsimile No.: (612) 604-6929

Section 9.5 Counterparts; Execution. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission (including electronic “pdf” copies) shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Signatures of the parties hereto transmitted by facsimile or other electronic transmission (including electronic “pdf” copies) shall be deemed to be their original signatures for any purpose whatsoever.

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Letter, schedules and exhibits to this Agreement) and the Non-Disclosure Agreement constitute the sole and entire agreement of the parties hereto with respect to the subject matter contained herein and therein and supersede all prior and contemporaneous representations, warranties, agreements and understandings, both written and oral, with respect to such subject matter. No oral statement or prior written material not specifically incorporated in this Agreement shall be of any force and effect. The parties hereto represent and acknowledge that in executing this Agreement, the parties did not rely on, have not relied on, and specifically disavow any reliance on any communications, promises, statements, inducements, or representation(s), oral or written, by any other party hereto, except as expressly contained in this Agreement. The parties hereto represent that they relied on their own judgment in entering into this Agreement. Other than as provided in Section 6.7, nothing herein, express or implied, is intended to or shall confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except that the Debt Financing Parties shall be express third party beneficiaries of Section 9.10 and Section 9.11, each of such Sections shall expressly inure to the benefit of the Debt Financing Parties and the Debt Financing Parties shall be entitled to rely on and enforce the provisions of such Sections.

Section 9.7 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties hereto agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intentions of the parties hereto relating to the invalid or unenforceable term or provision.

Section 9.8 Governing Law. This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the internal Laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or of any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned Subsidiary of Parent. Any attempted assignment in violation of this Section 9.9 shall be null and void ab initio. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 9.10 Consent to Jurisdiction.

(a) Except as provided in Section 9.10(b), each of the parties hereto irrevocably submits to the exclusive jurisdiction by the state courts of Collin County, Texas, or, if it has or can obtain jurisdiction, the U.S. District Court for the Eastern District of Texas, over any dispute arising out of or relating to this Agreement or any of the Transactions, and each party hereby irrevocably agrees that all claims in respect of such dispute or any Action related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each of the parties hereto: (i) agrees that New York State or the United States Federal courts sitting in the borough of Manhattan, New York City, shall have exclusive jurisdiction over any action brought against any Debt Financing Party in connection with the Transactions; (ii) hereby submits for itself and its property with respect to any such action to the exclusive jurisdiction of such court; (iii) waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court; and (iv) agrees that it will not, and will not permit any of its affiliates to, bring or support anyone else in bringing any such action in any other court.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY PROCEEDING INVOLVING ANY DEBT FINANCING PARTY). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.10(c).

Section 9.11 Exculpation of Debt Financing Parties. Notwithstanding anything herein to the contrary, none of the Company or any of its former, current or future officers, directors, managers, employees, agents and other Representatives and Affiliates shall have any rights or claims against any Debt Financing Party in connection with the Debt Financing or in any way relating to this Agreement or any of the Transactions, whether at law or in equity, in contract, in tort or otherwise; provided that this paragraph shall not be deemed to limit (a) the rights of Parent, any of its direct or indirect equity holders or any of its permitted assigns arising out of or in connection with the Debt Financing or (b) any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

Article X.

DEFINITIONS; INTERPRETATION

Section 10.1 Definitions. For purposes of this Agreement, the following terms shall have the following meanings when used herein with capital letters:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.3(a).

“Acquisition Proposal” means, other than the Transactions, and except as modified by Section 8.3(b)(ii), any offer or proposal from any Third Party relating to (i) any acquisition, purchase, lease or license, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company (other than in the ordinary course of business), (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or (iii) any merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

“Action” means any claim, action, suit, proceeding, arbitration, mediation or investigation by or before any Governmental Entity.

“Adverse Recommendation Change” has the meaning set forth in Section 5.3(g).

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” has the meaning set forth in Section 6.3(d).

“Articles of Merger” has the meaning set forth in Section 1.3.

“Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of Minneapolis, Minnesota is authorized or obligated by Law or Order to close.

“Certificate” has the meaning set forth in Section 2.1(e).

“Change” has the meaning set forth in the definition of “Company Material Adverse Effect” contained in this Section 10.1.

“Class A Preferred Stock” means that certain class of preferred stock of the Company designated as “8% Class A Cumulative Convertible Preferred Stock.”

“Class C Preferred Stock” means that certain class of preferred stock of the Company designated as “10% Class C Cumulative Convertible Preferred Stock.”

“Class F Preferred Stock” means that certain class of preferred stock of the Company designated as “10% Class F Convertible Preferred Stock.”

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 3.13(a).

“Commitment Letter” means the letter agreement between Parent and Jefferies Finance pursuant to which Jefferies Finance has agreed to provide, or cause to be provided, the Debt Financing.

“Common Share Merger Consideration” has the meaning set forth in Section 2.1(c).

“Common Shares” means all shares of Company Common Stock.

“Communications Act” means the federal Communications Act of 1934, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 5.3(d).

“Company Balance Sheet” has the meaning set forth in Section 3.7.

“Company Board” has the meaning set forth in the Recitals.

“Company Business” means the business of the Company as presently conducted and as presently contemplated to be conducted in the future.

“Company Charter Documents” means the Articles of Incorporation of the Company, as amended to date, and the Bylaws of the Company, as amended to date.

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Data” has the meaning set forth in Section 3.15(f).

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Expenses” has the meaning set forth in Section 8.3(c).

“Company Intellectual Property” has the meaning set forth in Section 3.15(a).

“Company IT Systems” has the meaning set forth in Section 3.15(e).

“Company Material Adverse Effect” means an event, circumstance, change, effect, development, condition, occurrence or state of facts (each a “Change”) that, individually or in the aggregate with any other Change or Changes is or is reasonably expected to be materially adverse to (i) the ability of the Company to perform its obligations under, or to consummate the Transactions on a timely basis or (ii) the condition (financial or otherwise), business, assets, liabilities, results of operations or prospects of the Company and its Subsidiaries taken as a whole; provided, however, that no Change, to the extent resulting from any of the following events, changes, effects, developments, conditions or occurrences, shall constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect, except, in the cases set forth below, to the extent that any such event, change, effect, development, condition or occurrence has a disproportionately adverse effect on the Company or any of its Subsidiaries as compared to other participants in the Company’s or its Subsidiaries’ industry or industries:

(A) changes in the economy or financial markets generally in the United States including, without limitation, any such changes that are the result of non-domestic acts of war or terrorism (but not including any changes that are the result of domestic acts of war or terrorism);

(B) general changes or developments in any industry in which the Company and its Subsidiaries operate;

(C) any Change caused by or resulting from the announcement or pendency of the Transactions contemplated by this Agreement (other than with respect to the matters set forth in Section 10.1 of the Company Disclosure Letter);

(D) changes in any Law or GAAP or interpretation thereof after the date hereof;

(E) any failure by the Company to meet any estimates of revenues or earnings for any period; or

(F) a decline in the price or trading volume of the Company’s common stock on the NASDAQ Stock Market; it being understood that any Change giving rise to or contributing to such failure by the Company to meet estimates as described in the preceding clause (E), or such decline in the trading price of the Company’s common stock as described in the preceding clause (F), as the case may be, may be the cause of a Company Material Adverse Effect.

For the avoidance of doubt, notwithstanding any other provision of the definition of Company Material Adverse Effect, a Company Material Adverse Effect shall be deemed to include (x) any termination or material reduction in the business relations between (1) the Company and/or any of its Subsidiaries and (2) DirecTV or (y) any oral or written notification received by the Company, any of its Subsidiaries or Parent that DirecTV intends to terminate or materially reduce its business relations with the Company, the Surviving Corporation or any Subsidiary of the Company or the Surviving Corporation.

“Company Plans” has the meaning set forth in Section 3.13(a).

“Company Recommendation” has the meaning set forth in Section 3.2(c).

“Company Restricted Share” has the meaning set forth in Section 2.3(c).

“Company Restricted Share Consideration” has the meaning set forth in Section 2.3(c).

“Company SEC Documents” means all forms, reports, statements, certifications and other documents required to be filed by it with the SEC under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing).

“Company Stock Plans” means the Employee Stock Plan and the Director Stock Plan.

“Company Warrant” means any warrant to purchase Company Common Stock.

“Consent” has the meaning set forth in Section 3.3(b).

“Contract” means any material written legally binding contract, agreement, instrument, arrangement, commitment, understanding or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

“Covered Employees” has the meaning set forth in Section 6.9(a).

“Credit Facility” means the credit agreement by and between the Company (and its Subsidiaries) and Fifth Third Bank, dated March 20, 2013, as the same may be amended from time to time.

“D&O Insurance” has the meaning set forth in Section 6.7(b).

“D&O Premium” has the meaning set forth in Section 6.7(b).

“Debt Financing” means the debt financing for the Transactions to be provided by Jefferies and Jefferies Finance, as applicable, pursuant to and in accordance with the terms and conditions of the Commitment Letter.

“Debt Financing Parties” means (i) Jefferies and any other initial purchasers of the 12.125% Senior Secured Notes, due 2018, offered by the Parent after the date hereof, (ii) Jefferies Finance and any other designees, agents or arrangers of bridge loans to be provided to Parent after the date hereof, and (iii) any former, current or future officers, directors, managers, employees, agents and other Representatives and Affiliates of Jefferies’ or any such other initial purchaser, Jefferies Finance or any other designees, agents or arrangers.

“Director Option” has the meaning set forth in Section 2.3(a).

“Director Option Consideration” has the meaning set forth in Section 2.3(a).

“Director Stock Plan” means the Company’s 2000 Non-Employee Directors Stock Compensation Plan, as amended.

“DirecTV” means DirecTV, Inc., DirecTV, LLC or any Subsidiary or Affiliate of DirecTV, Inc. or DirecTV, LLC.

“Dissenting Shares” has the meaning set forth in Section 2.4(a).

“Dodd-Frank Act” means the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.

“Effective Time” has the meaning set forth in Section 1.3.

“Employee Option” has the meaning set forth in Section 2.3(b).

“Employee Option Amendment Documents” has the meaning set forth in Section 5.6.

“Employee Option Amendments” has the meaning set forth in Section 5.6.

“Employee Option Consideration” has the meaning set forth in Section 2.3(b).

“Employee Stock Plan” means the Company’s 1999 Stock Compensation Plan, as amended.

“Employees” means those Persons employed by the Company or any of its Subsidiaries immediately prior to the Closing.

“Employment Agreements” has the meaning set forth in Section 5.1(d).

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind.

“Environmental Laws” means all Laws, including the common law, relating to the protection of the environment, environmentally sensitive areas or protected species, health and safety (including worker health and safety), and/or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, investigation, remediation or Release of or exposure to Materials of Environmental Concern including the ambient air, soil, surface water or groundwater, or relating to the protection of human health from exposure to Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, consents, registrations, and other authorizations required under applicable Environmental Laws.

“Equity Interests” means all Shares, Company Restricted Shares and Options (whether vested or unvested).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity (whether or not incorporated) that, together with such the Company, would be treated as a single employer under Section 414 of the Code either currently or within the six (6) year period ending on the Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Party” has the meaning set forth in Section 5.3(i).

“Excluded Shares” has the meaning set forth in Section 2.1(b).

“FCC” means the Federal Communications Commission.

“FCC Authorization” means any license, permit, lease or other authorization or consent issued by the FCC.

“FCC Rules” means Title 47 of the Code of Federal Regulations, as amended, FCC policies and published decisions.

“FCC Transfer Application” has the meaning set forth in Section 6.3(e).

“Final Order” means an Order (i) which has not been reversed, stayed, enjoined, set aside, annulled or suspended; (ii) in relation to which no request for stay, motion or petition for reconsideration or rehearing, application or request for review, or notice of appeal or other administrative or judicial petition for review or reconsideration (collectively, an “Appeal”) is pending or has been granted; and (iii) as to which the prescribed time for filing an Appeal, and for the entry of orders staying, reconsidering, or reviewing on the applicable Governmental Entity’s own motion has expired.

“Financial Statements” has the meaning set forth in Section 3.4(g).

“Financing Information” means, as of any date: (i) such financial statements, financial data and other pertinent information regarding the Company and its Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act (including pro forma financial information, provided that it is understood that assumptions underlying the pro forma adjustments to be made are the responsibility of Parent) for registered offerings of non-convertible debt securities, to the extent the same is of the type and form required to be or customarily included in private placements under Rule 144A under the Securities Act to consummate the offering of secured or unsecured senior notes and/or senior subordinated notes and of the type and form customarily included in offering documents used to syndicate credit facilities of the type to be included in the Debt Financing, made on any date during the relevant period and specified in writing by Parent to the Company not later than 45 days after the date hereof; (ii) such other information and data as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of the Company and its Subsidiaries on any date during the relevant period; (iii) due diligence information (including, subject to the receipt of customary non-reliance letters, reports prepared by third parties) requested by the financing sources in connection with the Marketing Material; (iv) information relating to the compliance by the Company and its subsidiaries with all applicable government laws and regulations; (v) appraisals of the Company; and (vi) such other information relating to the Company as is reasonably requested in connection with the Debt Financing.

“Former Employees” means those Persons previously employed by the Company or any of its Subsidiaries, but no longer employed by the Company or any of its Subsidiaries immediately prior to the Closing.

“GAAP” has the meaning set forth in Section 3.4(g).

“Governmental Entity” has the meaning set forth in Section 3.3(b).

“Governmental Permits” has the meaning set forth in Section 3.8(b).

“Grant Date” has the meaning set forth in Section 3.4(g).

“Hazardous Materials” means: (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is deemed hazardous or toxic under any Law, or that is regulated because of its effect or potential effect on human health (through exposure to such materials in the environment) or the environment; and (ii) any petroleum or petroleum-derived products or any fraction thereof, radon, radioactive materials or wastes, asbestos in any form that is or is capable of becoming friable, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“HSR Act” has the meaning set forth in Section 3.3(b).

“Immediate Family” means, with respect to any specified individual, such individual’s spouse, parents, children, and siblings, or any other relative of such individual that shares such individual’s home.

“Indebtedness” shall mean, with respect to the Company and its Subsidiaries, (i) any liabilities for borrowed money or amounts owed or indebtedness issued in substitution for or exchange of indebtedness for borrowed money, (ii) obligations evidenced by notes, bonds, debentures or other similar instruments, (iii) obligations under leases (contingent or otherwise, as obligor, guarantor or otherwise) required to be accounted for as capitalized leases pursuant to GAAP, (iv) obligations for amounts drawn and outstanding under acceptances, letters of credit, contingent reimbursement liabilities with respect to letters of credit or similar facilities, (v) any liability for deferred purchase price of property or services, contingent or otherwise, as obligor or otherwise, other than accounts payable incurred in the ordinary course of business, (vi) all guaranties and other contingent obligations in respect of liabilities for borrowed money of others and similar commitments relating to any of the foregoing items, (vii) any performance bonds, and (viii) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing.

“Indemnified Parties” has the meaning set forth in Section 6.7(a).

“Independent Contractor” means any individual or consultant who is performing services for the Company or its Subsidiaries, but is not classified as an Employee.

“Intellectual Property” means United States or foreign intellectual property, including (i) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, extensions and reexaminations thereof, (ii) trademarks, service marks, Internet domain names and trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, and (iv) patentable inventions and discoveries, trade secrets, confidential information and know-how.

“IRS” has the meaning set forth in Section 3.13(b).

“Jefferies” means Jefferies Group LLC.

“Jefferies Finance” means Jefferies Finance LLC.

“Knowledge” means or has reference to, respectively, the actual knowledge after reasonable inquiry of the executive officers (as defined in Rule 3b-7 of the Exchange Act) of the Company or Parent, as the case may be, and, in each case, with regard to matters covered or qualified by knowledge.

“Law” means any law, statute, code, ordinance, proclamation, regulation or rule of any Governmental Entity.

“Lease” means all leases, subleases and other agreements together with all amendments, extensions and renewals thereof under which the Company or any of its Subsidiary leases, uses or occupies, or has the right to use or occupy, any real or personal property.

“Leased Personal Property” has the meaning set forth in Section 3.14(c).

“Leased Real Property” has the meaning set forth in Section 3.14(b).

“Marketing Material” means each of the following: (a) customary bank books, information memoranda and other information packages regarding the Merger and the Company, including all information relating to the Transactions; (b) a customary “road show presentation” and a preliminary and final prospectus, pricing term sheet, offering memorandum or private placement memorandum that is suitable for use in a customary “high-yield road show,” which prospectus, offering memorandum or private placement memorandum will be in a form that will enable the independent registered public accountants of the Company to render a customary “comfort letter” (including customary “negative assurances”) dated the date of each offering document with respect to the financial statements of the Company and its Subsidiaries included in any Marketing Material used in connection with any transaction in connection with the Debt Financing; and (c) all other marketing material contemplated by the Commitment Letter or reasonably requested by the Parent or Jefferies or Jefferies Finance in connection with the syndication or other marketing of the Debt Financing.

“Material Contract” has the meaning set forth in Section 3.9(a).

“Materials of Environmental Concern” means any material regulated under Law because of its effect or potential effect on human health or the environment, including any hazardous, acutely hazardous, or toxic substance or waste defined or regulated as such under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act.

“MBCA” has the meaning set forth in the Recitals.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(c).

“Merger Sub” has the meaning set forth in the Preamble.

“Non-Disclosure Agreement” means that certain Non-Disclosure Agreement, dated as of March 25, 2013, by and among the DIRECTV Group, Inc., the Company and Parent.

“Notice Period” has the meaning set forth in Section 5.3(g).

“Option” has the meaning set forth in Section 2.3(b).

“Option Consideration” has the meaning set forth in Section 2.3(b).

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

“Outside Date” has the meaning set forth in Section 8.1(b)(i).

“Owned Real Property” means any real estate owned in fee by the Company or any of its Subsidiaries, together with all buildings, structures, fixtures and improvements thereon and all of the Company’s and its Subsidiaries’ rights thereto, including without limitation, all easements, rights of way and appurtenances relating thereto.

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Letter” has the meaning set forth in Section 4.3.

“Parent Material Adverse Effect” means a Change that, individually or in the aggregate with any other Change or Changes is or is reasonably expected to be materially adverse to the ability of Parent or Merger Sub to perform its obligations under, or to consummate the Transactions on a timely basis; provided, however, that no Change, to the extent resulting from any of the following events, changes, effects, developments, conditions or occurrences, shall constitute or be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect, except, in the cases set forth below, to the extent that any such event, change, effect, development, condition or occurrence has a disproportionately adverse effect on Parent or any of its Subsidiaries (including, without limitation, Merger Sub) as compared to other participants in Parent’s or its Subsidiaries’ industry or industries:

(x) changes in the economy or financial markets generally in the United States including, without limitation, any such changes that are the result of non-domestic acts of war or terrorism (but not including any changes that are the result of domestic acts of war or terrorism);

(y) general changes or developments in any industry in which Parent and its Subsidiaries operate; or

(z) changes in any Law or GAAP or interpretation thereof after the date hereof.

“Parent Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but excluding any “multiemployer plan”) and each other material director and employee plan, program, agreement or arrangement, vacation or sick pay policy, fringe benefit plan, compensation, severance or employment agreement, stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or other equity-based plan, and bonus or other incentive compensation or salary continuation plan or policy contributed to, sponsored or maintained by Parent or Merger Sub or, after the Effective Time, the Surviving Corporation.

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Payment Fund” has the meaning set forth in Section 2.2(a).

“Per Share Class A Liquidation Payment” means an amount equal to $10.50 plus any accrued and unpaid dividends accrued through the Closing Date due under that certain Certificate of Designation of the Relative Rights, Restrictions and Preferences of 8% Class A Cumulative Convertible Preferred Stock and 10% Class B Cumulative Convertible Preferred Stock of the Company, less applicable Taxes, if any, required to be withheld with respect to such payment, without interest.

“Per Share Class C Liquidation Payment” means an amount equal to $10.00 plus any accrued and unpaid dividends accrued through the Closing Date due under that certain Certificate of Designation of the Relative Rights, Restrictions and Preferences of 10% Class C Cumulative Convertible Stock of the Company, less applicable Taxes, if any, required to be withheld with respect to such payment, without interest.

“Per Share Class F Liquidation Payment” means an amount equal to $10.00 plus any accrued and unpaid dividends accrued through the Closing Date due under that certain Certificate of Designation of the Relative Rights, Restrictions and Preferences of 10% Class F Convertible Preferred Stock of the Company, less applicable Taxes, if any, required to be withheld with respect to such payment, without interest.

“Permitted Encumbrances” means: (i) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings or for which reserves have been established on the most recent financial statements included in the Company SEC Documents; (ii) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company arising or incurred in the ordinary course of business; (v) Encumbrances that relate to the purchase price owed on vehicles used by the Company in the ordinary course of Company Business; (vi) Encumbrances that relate to zoning, entitlement and other land use and environmental Laws; (vii) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property; (viii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site; (ix) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites; (x) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway; (provided, however, that in the case of clauses (vi) through (x), none of the foregoing, individually or in the aggregate, materially impairs the use, value or operations of the affected property or materially interferes with the conduct of the Company Business); and (x) as to any Leased Real Property, any Encumbrance affecting the interest of the lessor thereof to the extent the underlying obligation to such lessor is not in default or delinquent.

“Person” means a natural person, sole proprietorship, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated society or association, joint venture, Governmental Entity or other legal entity or organization.

“Plan of Merger” has the meaning set forth in the Recitals.

“Preferred Liquidation Consideration” has the meaning set forth in Section 2.1(d).

“Preferred Shares” means all shares of preferred stock of the Company.

“Proxy Statement” has the meaning set forth in Section 3.10.

“Related Persons” has the meaning set forth in Section 8.3(d).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migrating, leaching, dumping, or disposing.

“Representatives” has the meaning set forth in Section 5.3(a).

“Restraints” has the meaning set forth in Section 7.1(c).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Approval” has the meaning set forth in Section 3.2(a).

“Shares” means all Common Shares and Preferred Shares.

“Site” means real properties currently or previously owned, leased, occupied or operated by: (i) the Company or any of its Subsidiaries, (ii) any predecessors of the Company or any of its Subsidiaries, or (iii) any entities previously owned by the Company or any of its Subsidiaries, in each case, including all soil, subsoil, surface waters and groundwater thereat.

“Solicitation End Time” has the meaning set forth in Section 5.3(a).

“Special Committee” has the meaning set forth in the Recitals.

“Special Meeting” has the meaning set forth in Section 6.2.

“Subsidiary” means, with respect to any party, any foreign or domestic corporation or other organization, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner (excluding such partnerships where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.

“Subsidiary Charter Documents” means the articles or certificate of incorporation and bylaws (or comparable governing documents) of the relevant Subsidiary of the Company, in each case, as amended to date.

“Superior Proposal” has the meaning set forth in Section 5.3(h).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means any and all (a) federal, state, local and foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer or excise tax, escheat, or any other like assessment or charge in the nature of a tax of any kind whatsoever (whether imposed directly or through withholding), (b) interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not, and (c) liability in respect of any items described in clauses (a) or (b) payable under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, assumption, operation of Law or otherwise.

“Tax Return” or “Tax Returns” means any and all reports, returns, or similar statements to be filed with respect to any Tax, including, without limitation, declarations, elections, claims for refund, schedules, forms and information returns, any schedules or attachments thereto, and any amended tax return or declaration of estimated Tax and any affiliated, consolidated, combined, unitary or similar return, related to any Taxes.

“Termination Fee” has the meaning set forth in Section 8.3(b).

“Third Party” means any Person, other than Parent or any of its Affiliates.

“Transactions” has the meaning set forth in the Recitals.

“Uncertificated Shares” has the meaning set forth in Section 2.1(e).

“Valid Transfer” has the meaning set forth in Section 2.2(b).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Warrant Termination Agreement” has the meaning set forth in Section 2.3(f).

Section 10.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular in this Agreement shall also include the plural and vice versa. The captions and headings herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The phrases “the date of this Agreement,” “the date hereof” and phrases of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Preamble. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.3 Company Disclosure Letter. Notwithstanding anything to the contrary contained in the Company Disclosure Letter or in this Agreement, the information and disclosures contained in any Section of the Company Disclosure Letter shall be deemed to be disclosed and incorporated by reference in any other Section of the Company Disclosure Letter as though fully set forth in such Company Disclosure Letter for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Section of the Company Disclosure Letter (a) shall not be construed to mean that such information is required to be disclosed by this Agreement, (b) shall not be construed as or constitute an admission, evidence or agreement that a violation, right of termination, default, non-compliance, liability or other obligation of any kind exists with respect to any item, (c) with respect to the enforceability of Contracts with third-parties, the existence or non-existence of third-party rights, the absence of breaches or defaults by third-parties, or similar matters or statements, is intended only to allocate rights and risks among the parties to this Agreement and is not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any party by any Person who is not a party, or give rise to any claim or benefit to any entity or person who is not a party; and (d) does not waive any attorney-client privilege associated with such item or information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein. Unless the context otherwise requires (for example, a Section of the Company Disclosure Letter corresponds to a representation and warranty that requires disclosure of information that is “material” or that could reasonably be expected to constitute a “Company Material Adverse Effect”), such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Company Material Adverse Effect” or other similar terms in this Agreement. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter is or is not material for purposes of this Agreement.

[Remainder of Page Intentionally Left Blank.]

[Signatures on Following Page.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

MULTIBAND CORPORATION,
a Minnesota corporation

By:	/s/ James L. Mandel
Name:	James L. Mandel
Title:	Chief Executive Officer

GOODMAN NETWORKS INCORPORATED,
a Texas corporation

By:	/s/ John A. Goodman
Name:	John A. Goodman
Title:	Executive Chairman

MANATEE MERGER SUB CORPORATION,
a Minnesota corporation

By:	/s/ John A. Goodman
Name:	John A. Goodman
Title:	Executive Chairman

Signature Page to Agreement and Plan of Merger

EXHIBIT A

ARTICLES OF INCORPORATION OF SURVIVING CORPORATION

EXHIBIT B

BYLAWS OF SURVIVING CORPORATION

EXHIBIT C

FORM OF WARRANT TERMINATION AGREEMENT